Exhibit 99.1

Baozun Inc. 寶尊電商有限公司* 2023 INTERIM REPORT 中期報告 Baozun Inc. 寶尊電商有限公司* (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Stock Code : 9991 *For identification purposes only 2023 INTERIM REPORT

BAOZUN INC. CONTENTS 2 Definitions 5 Corporate Information 7 Information about our Weighted Voting Rights 9 Management Discussion and Analysis 21 Other Information 35 Report on Review of Condensed Consolidated Financial Statements 36 Unaudited Condensed Consolidated Balance Sheet 39 Unaudited Condensed Consolidated Statement of Operations 41 Unaudited Condensed Consolidated Statement of Comprehensive Income 42 Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity 43 Unaudited Condensed Consolidated Statement of Cash Flows 46 Notes to Condensed Consolidated Financial Statements Interim Report 2023 1

BAOZUN INC. 2 Interim Report 2023 DEFINITIONS In this interim report, unless the context otherwise requires, the following expressions shall have the following meanings: “2014 Plan” the share incentive plan adopted by the Company in May 2014 and terminated in November 2022 “2015 Plan” the share incentive plan adopted by the Company in May 2015 and terminated in November 2022 “2022 Plan” the share incentive plan adopted by the Company in November 2022, as amended or supplemented from time to time “ADS(s)” American Depositary Shares (each representing three Class A ordinary shares) “associate(s)” has the meaning ascribed thereto under the Listing Rules “Audit Committee” the audit committee of the Company “Board” or “Board of Directors” the board of directors of the Company “CG Code” the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, as amended from time to time “China” or “PRC” the People’s Republic of China “Class A ordinary shares” Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting “Class B ordinary shares” Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting “Company” Baozun Inc., a company incorporated in the Cayman Islands as an exempted company with limited liability on December 17, 2013, Shares of which are listed on the Main Board of the Stock Exchange and the ADS of which are listed on the NASDAQ “Controlling Shareholder(s)” has the meaning ascribed thereto under the Listing Rules “Director(s)” director(s) of the Company

BAOZUN INC. Interim Report 2023 3 DEFINITIONS “GMV” gross merchandise volume “Group”, “we”, “us” or “our” the Company, consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time “Hong Kong” or “HK” the Hong Kong Special Administrative Region of the PRC “Hong Kong dollars”, “HKD” or “HK$” Hong Kong dollars, the lawful currency of Hong Kong “Listing” the listing of the Shares on the Main Board “Listing Date” the date of Listing of the Company, i.e. September 29, 2020 “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time “Main Board” the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with GEM of the Stock Exchange “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules “Mr. Qiu” Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer “NASDAQ” Nasdaq Global Select Market in the United States “Nominating and Corporate Governance Committee” the nominating and corporate governance committee of the Company “Prospectus” the prospectus of the Company dated September 18, 2020 “Renminbi” or “RMB” the lawful currency of the PRC “Reporting Period” the period from January 1, 2023 to June 30, 2023 “RSU(s)” restricted share unit(s) “SEC” the Securities and Exchange Commission of the United States

BAOZUN INC. 4 Interim Report 2023 DEFINITIONS “Service Provider(s)” the consultants, dependent contractors or agents (excluding professional advisors and experts) of the Company or a subsidiary “SFO” the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Shareholder(s)” holder(s) of the Share(s) “Share(s)” the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires “Share Incentive Plans” the 2014 Plan, the 2015 Plan and the 2022 Plan “Stock Exchange” or “Hong Kong Stock Exchange” The Stock Exchange of Hong Kong Limited This interim report contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2513 to US$1.00 for the financial figures in relation to the Reporting Period, RMB6.8972 to US$1.00 for the financial figures in relation to the year ended December 31, 2022, and RMB6.6981 to US$1.00 for the financial figures in relation to the six months ended June 30, 2022, being the noon buying rate in effect on June 30, 2023, December 30, 2022 and June 30, 2022, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board. LANGUAGE If there is any inconsistency between the English version and Chinese version of this interim report, the English version shall prevail, provided that if there is any inconsistency between the Chinese names of the entities or enterprises established in the PRC mentioned in this interim report and their English translations, the Chinese names shall prevail.

BAOZUN INC. Interim Report 2023 5 CORPORATE INFORMATION BOARD OF DIRECTORS Executive Directors Mr. Vincent Wenbin Qiu (仇文彬) (Founder, Chairperson and Chief Executive Officer) Mr. Junhua Wu (吳駿華) Mr. Satoshi Okada (岡田聡良) Ms. Yang Liu (劉洋) Independent Directors Mr. Yiu Pong Chan Mr. Steve Hsien-Chieng Hsia Mr. Benjamin Changqing Ye (葉長青) Ms. Bin Yu (余濱) (resigned on May 11, 2023) AUDIT COMMITTEE Mr. Benjamin Changqing Ye (葉長青) (Chairman) Mr. Yiu Pong Chan Mr. Steve Hsien-Chieng Hsia (appointed on May 11, 2023) Ms. Bin Yu (余濱) (resigned on May 11, 2023) COMPENSATION COMMITTEE Mr. Yiu Pong Chan (Chairman) Mr. Steve Hsien-Chieng Hsia Mr. Benjamin Changqing Ye (葉長青) (appointed on May 11, 2023) Ms. Bin Yu (余濱) (resigned on May 11, 2023) NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Mr. Steve Hsien-Chieng Hsia (Chairman) Mr. Yiu Pong Chan Mr. Benjamin Changqing Ye (葉長青) (appointed on May 11, 2023) Ms. Bin Yu (余濱) (resigned on May 11, 2023) JOINT COMPANY SECRETARIES Mr. Arthur Yu Ms. So Ka Man AUTHORISED REPRESENTATIVES Mr. Vincent Wenbin Qiu Ms. So Ka Man REGISTERED OFFICE Vistra (Cayman) Limited P.O. Box 31119 Grand Pavilion, Hibiscus Way 802 West Bay Road Grand Cayman, KY1-1205 Cayman Islands PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS No. 1-9, Lane 510, West Jiangchang Road Shanghai 200436, China PRINCIPAL PLACE OF BUSINESS IN HONG KONG 5/F, Manulife Place 348 Kwun Tong Road Kowloon Hong Kong CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE Vistra (Cayman) Limited P.O. Box 31119 Grand Pavilion, Hibiscus Way 802 West Bay Road Grand Cayman, KY1-1205 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong

BAOZUN INC. 6 Interim Report 2023 CORPORATE INFORMATION AUDITOR Deloitte Touche Tohmatsu Certified Public Accountants Registered Public Interest Entity Auditor 35/F, One Pacific Place 88 Queensway Hong Kong LEGAL ADVISOR Sidley Austin Level 39 Two International Finance Centre 8 Finance Street Central Hong Kong PRINCIPAL BANKERS Ping An Bank Co., Ltd. 14/F, No. 5047 Shennan Road East Shenzhen PRC STOCK CODE HKEX: 9991 NASDAQ: BZUN WEBSITE www.baozun.com

BAOZUN INC. Interim Report 2023 7 INFORMATION ABOUT OUR WEIGHTED VOTING RIGHTS WEIGHTED VOTING RIGHT STRUCTURE Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at the Company’s general meetings, except as may otherwise required by law or by the Listing Rules or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 13,300,738 Class A ordinary shares, representing approximately 8.08% of the total number of issued and outstanding Class A ordinary shares or 7.47% of the enlarged issued and outstanding shares of the Company (without taking into account any shares to be issued pursuant to the 2014 Plan, the 2015 Plan and the 2022 Plan, including pursuant to the exercise of options or the vesting of RSUs or other awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make) as of June 30, 2023. WVR BENEFICIARY As of June 30, 2023, the weighted voting rights (“WVR”) beneficiaries are Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer and Mr. Junhua Wu, our co-founder and director. Mr. Vincent Wenbin Qiu Mr. Qiu is interested in and controls, through Jesvinco Holdings Limited, a company wholly owned by Mr. Qiu, 10 Class A ordinary shares and 9,410,369 Class B ordinary shares. Mr. Qiu also beneficially owns 4,579,366 Class A ordinary shares, comprising 2,826,382 Class A ordinary shares and 1,752,984 Class A ordinary shares underlying unvested RSUs under the 2022 Plan. As of June 30, 2023, Mr. Qiu controlled 32.56%* of the aggregate voting power of our Company. Mr. Junhua Wu Mr. Wu is interested in and controls, through Casvendino Holdings Limited, a company wholly owned by Mr. Wu, 2,764,707 Class A ordinary shares (comprising 626,283 Class A ordinary shares, 1,732,674 Class A ordinary shares underlying unexercised options under the 2014 Plan and 405,750 Class A ordinary shares underlying unvested RSUs under the 2015 Plan) and 3,890,369 Class B ordinary shares. Mr. Wu also beneficially owns 46,752 Class A ordinary shares. As of June 30, 2023, Mr. Wu controlled 13.29%* of the aggregate voting power of our Company.

BAOZUN INC. 8 Interim Report 2023 INFORMATION ABOUT OUR WEIGHTED VOTING RIGHTS The Company’s WVR structure enables the WVR beneficiaries to exercise voting control over the Company notwithstanding that the WVR beneficiaries do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR beneficiaries who will control the Company with a view to its long-term prospects and strategy. Prospective investors are advised to be aware of the potential risks of investing in companies with weighed voting rights structures, in particular that interests of the WVR beneficiaries may not necessarily always be aligned with those of our shareholders as a whole, and that the WVR beneficiaries will be in a position to exert significant influence over the affairs of our Company and the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our Articles of Association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. * excluding voting rights of Class A ordinary shares issuable pursuant to granted options and RSUs. As of June 30, 2023, such options and RSUs remain unexercised or unvested.

BAOZUN INC. Interim Report 2023 9 MANAGEMENT DISCUSSION AND ANALYSIS BUSINESS OVERVIEW We are a leader and pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions. Recognizing the growing convergence of online and offline commerce, we view this trend to be a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms serve as a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. Baozun International is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-Commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience. The expansion of Baozun group into three business lines – BEC, BBM and BZI, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 16 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines. Baozun E-Commerce (BEC) Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions. Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

BAOZUN INC. 10 Interim Report 2023 MANAGEMENT DISCUSSION AND ANALYSIS With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players. • Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain. • Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to invest in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners. • Omni-channel coverage: We help brand partners adapt to and thrive in China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms. Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model. Our Business Models and Solutions Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners’ e-commerce functions. Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner’s specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

BAOZUN INC. Interim Report 2023 11 MANAGEMENT DISCUSSION AND ANALYSIS Operational Highlights of BEC For the Six Months Ended June 30, 2023 During the first six months that ended on June 30, 2023, benefiting from a gradual consumption recovery throughout the period, beauty and cosmetics, and food and health products categories delivered double-digit growth. Omni-channel expansion remains a key theme for our brand partners. GMV generated from non-TMALL marketplaces and channels accounted for approximately 40.7% of total GMV during the period, compared with 31.0% for the same period of 2022. By the end of the second quarter, approximately 46.1% of our brand partners engaged with us for store operations of at least two channels, compared with 40.2% a year ago. Baozun Brand Management (BBM) Baozun Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China, through strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment. Our first key acquisition was that of GAP Greater China business. In November 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. Concurrently, BBM and The Gap, Inc. established a series of business arrangements, through which The Gap, Inc. grants us the right to manufacture, market, distribute, and sell Gap products in Greater China with local creation capabilities on an exclusive basis. Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omnichannel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving to become a successful brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels. GAP overview GAP is one of the world’s most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style. GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include ensuring a smooth post-acquisition transition, refining products and merchandizing strategies, building supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model. During the first six months of 2023, Gap (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”) achieved revenue of RMB513.4 million. By the end of June 30, 2023, we had 121 offline stores. While GAP stores are mainly located in first- and second-tier cities in China, the brand continues to open stores in cities with potential across China and within the region. We are planning to open up to 10 new stores this year and continue to optimize the store structure and location.

BAOZUN INC. 12 Interim Report 2023 MANAGEMENT DISCUSSION AND ANALYSIS Product Management China-for-China product is our core priority. It is critical for us to interpret the DNA of the GAP brand in a way that’s relevant for China. Our designs lean heavily on data-driven insights and are executed with a much shorter supply chain cycle. For example, we quickly tested a limited higher-priced product capsule in collaboration with one of China’s rising stars in street fashion in February 2023. This test offered an excellent opportunity to practice our integrated marketing, and we are glad to win the attention of younger audience. Retail Management With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Reporting Period, we continued to optimize our retail management capabilities. For example, we established a retail-oriented mindset and appraisal system. We emphasized retail efficiency in our brand culture and values, and established a consumer-oriented retail management appraisal system to measure performance according to retail operating data. Additionally, we require our stores to strictly follow our retail policies. To enhance store competitiveness and profitability, we thoroughly examine our store opening plans and ensure compliance with our retail policies. We commit to maintaining a consistent store image across our nationwide network and to the standardization of product display equipment and POP materials, which highlight quarterly marketing themes. During the Reporting Period, we continued to upgrade our store layouts in line with our latest store image. Supply Chain Management Effective supply chain management plays an important role in achieving sustainable growth. As such, we pay attention to product innovation, quality control, and the responsiveness and cost-effectiveness of our supply chain. During the period, we strived to enhance our supply chain capabilities to meet consumer demands. We have identified over 30 new local manufacturers to satisfy our projected production needs. Except for global IP styles, we aim for 100% local production. We will continue to develop strategies that can enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and working capital management through the effective use of our overall infrastructure will allow us to control costs better and provide superior service to our customers. Talent We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency. Baozun International (BZI) Baozun International (BZI) is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. BZI will empower brands with local market insights and critical e-commerce infrastructure, in turn serving local consumers through wide product selection and differentiated customer experience.

BAOZUN INC. Interim Report 2023 13 MANAGEMENT DISCUSSION AND ANALYSIS Despite the uncertainties and complexities in the global macro environment, we remain firmly committed to our globalization strategy. We work with brand partners to co-develop “Glocalization”. Glocalization is a term combining “global” and “local” and refers to our philosophy that while we pursue global opportunities, we will rely on local expertise and resources. We plan to build an ecosystem around our technology and businesses, consisting of consumers, brands, retailers, third-party service providers, strategic alliance partners, and other businesses. BZI offers brands across several countries and regions a localized experience within the country in which they operate. In addition, BZI manages localized storefronts in different countries, making cross-border commerce easier for brands. These tailored experiences are designed to increase brand partners’ confidence in new markets and enhance consumer conversion, enabling brand partners to enter these new geographies with ease. BZI’s First Step Starting with Southeast Asia, we aim to serve brands and consumers around the world through both a localized and an e-commerce experience. We have set up operation offices in 6 regions, including Hong Kong, Taiwan, Singapore, Malaysia, the Philippines, and France by the end of June 2023. At the same time, we recruit top and experienced talents locally. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical-specific solutions, and localized services to better serve the digitalization needs overseas. In February 2023, we acquired a minority interest along with a board seat in Branded Lifestyle Asia Limited. Meanwhile, we and Fung Group have jointly set up a strategic technology committee to develop an enterprise-wide technology strategy and lead the digital transformation. We have already taken an exciting first step with the launch of an online store, littleground.com.sg, for Singapore. We are also in the process of working with Branded Lifestyle for similar solutions elsewhere in Asia. Our technology is an important piece of the foundation we are putting in place to build our presence in the growing e-commerce market in SEA. PROSPECTS 2023 is shaping up to be a transformative year for Baozun. Our ongoing strategic expansion into three business lines is gradually paving the way for our second phase of growth. Throughout the past 16 years, we have successfully capitalized on two pivotal opportunities: e-commerce and China’s burgeoning consumer market. Looking ahead, we will uphold our e-commerce capabilities with high-quality development and seek out more opportunities and innovations. BEC As the e-commerce market matures, we are committed to establishing a more sustainable, customer-centric, and high-quality business. We view the next 12 to 18 months as a transition period for our e-Commerce business. During the transition period, we will emphasize quality of our distribution business, promote innovation of service business, integrate and improve emerging channel service capabilities and broaden our efforts to further reduce costs and improve efficiency.

BAOZUN INC.
MANAGEMENT DISCUSSION AND ANALYSIS

BBM

Capitalizing on the competitive advantages of GAP, we will further expand our presence across China in the lifestyle market. We are able to leverage our scale and brand strength through a unique strategy to refresh and extend the reach of GAP China. We will continue to optimize profitability and enhance store efficiency, which will include upgrading more stores to the new store image, improving data analysis capabilities to formulate more accurate ordering guidance, responding to ever-changing market demands and preferences, and enhancing inventory controls.

We are confident that BBM is just beginning to tap into its potential for growth in China. We recognize the immense market opportunity that lies within China's e-commerce and retail industry, and we are determined to strengthen our presence in this market. We aim to optimize our brand mix by seeking opportunities involving premium international brands that can complement and enhance BBM's ability to meet the needs of each consumer. We believe the attractiveness of BBM's playbook will continue to create strategic opportunities to bring additional brands onto our platform across an increasingly diversified range of categories.

BZI

Our future success and our core strategy encompass our capability to expand into more regions, enhance our ecosystem and partner programs, offer more sales channels that connect brand partners with their specific target audience, develop new solutions to extend our services, hire, retain, and motivate qualified personnel, and build with a focus on maximizing long-term value.

Technology is the key to the achievement of the "glocalization" strategy. To support the glocalization initiatives of our e-commerce businesses, we plan to continue developing critical capabilities and infrastructure, including OMS, WMS, CRM, etc. in order to drive differentiated and superior experience for our brand partners in key strategic markets.

FINANCIAL REVIEW

Revenue

The Group's revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Six months ended June 30,				
	2023		2022		
Net Revenues	**RMB'000**	**%**	RMB'000	%	Growth Rate %
Product sales	**1,596,325**	**37.9%**	1,374,741	33.5%	16.1%
Services	**2,611,632**	**62.1%**	2,731,454	66.5%	-4.4%
Total	**4,207,957**	**100.0%**	4,106,195	100.0%	2.5%

For the Reporting Period, the total net revenues of the Group were approximately RMB4,208.0 million (US$580.3 million) (June 30, 2022: RMB4,106.2 million), representing an increase of approximately 2.5% as compared with the same period in 2022, mainly due to the incremental revenue contribution from BBM, a new business line the Company launched in the first quarter of 2023.

14 Interim Report 2023

BAOZUN INC. Interim Report 2023 15 MANAGEMENT DISCUSSION AND ANALYSIS Revenue from product sales The increase in the revenue from product sales during the Reporting Period as compared with the same period last year was mainly due to the incremental contribution from product sales of BBM, which mainly comprised retail revenue from Gap Shanghai business, including both offline store sales and online sales; and partially offset by the decline from BEC as the weak performance in the appliance and electronics categories, as well as the Company’s optimization of its product distribution model, especially in the category of electronics. Product sales including product sales from E-Commerce and Brand Management of RMB1,083.1 million and RMB513.2 million for the six months period ended June 30, 2023, respectively, compared with product sales from e-Commerce of RMB1,374.7 million for the six months period ended June 30, 2022. Revenue from services The decrease in revenue from services during the Reporting Period as compared with the same period last year was mainly due to a revenue reduction of RMB102.2 million from warehousing and fulfillment due to the disposal of a loss-making subsidiary during the same period in 2022. Excluding the impact of disposal, service revenue decreased 0.7% year over year, basically remaining stable. Cost of Products Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB1,180.1 million for the Reporting Period (US$162.7 million) (June 30, 2022: RMB1,197.9 million). The decrease in cost of products during the Reporting Period as compared to the same period last year was mainly attributable to the decline in product sales of BEC, partially offset by the incremental cost of product from BBM. Fulfillment Expenses Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 9.5% from RMB1,354.4 million (US$202.2 million) for the six months ended June 30, 2022 to RMB1,226.3 million (US$169.1 million) for the Reporting Period. The decrease was primarily due to a reduction of RMB136.2 million in freight expenses resulting from the Company’s divestiture of a subsidiary of its warehouse and supply chain businesses in the same period in 2022 and additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers. Sales and Marketing Expenses Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 1.2% from RMB1,284.2 million (US$191.7 million) for the six months ended June 30, 2022 to RMB1,299.1 million (US$179.2 million) for the Reporting Period, primarily attributable to the incremental sales and marketing expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

BAOZUN INC. 16 Interim Report 2023 MANAGEMENT DISCUSSION AND ANALYSIS Technology and Content Expenses Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses increased by 12.2% from RMB217.5 million (US$32.5 million) for the six months ended June 30, 2022 to RMB244.0 million (US$33.7 million) for the Reporting Period, primarily due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements. General and Administrative Expenses Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses increased by 126.4% from RMB182.3 million (US$27.2 million) for the six months ended June 30, 2022 to RMB412.7 million (US$56.9 million) for the Reporting Period. The increase was primarily due to an incremental expense of RMB177.4 million related to Brand Management, including the expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, as well as strategic investments expenses in Creative Content to Commerce business unit, brand management and overseas expansion and disposal of a warehouse and supply chain businesses subsidiary. Other Operating Income, Net Our other operating income mainly consists of cash subsidies received by the subsidiaries of the Group in the PRC from local governments as incentives for conducting business in certain local districts. The other operating income increased by 17.9% from RMB65.6 million (US$9.8 million) for the six months ended June 30, 2022 to RMB77.3 million (US$10.7 million) for the Reporting Period, primarily attributable to the incremental other operating income of RMB8.4 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023. Other Income (Expenses) The other income (expenses), net, consist of net interest expenses or income, unrealized investment losses, gain on acquisition of subsidiaries, gain on repurchase of 1.625% convertible senior notes due 2024, fair value gain on derivative liabilities and exchange losses. For the Reporting Period, other expenses (net) were approximately RMB14.7 million (US$2.0 million), representing a decrease of approximately 88.6% from approximately RMB129.1 million (US$19.3 million) for the six months ended June 30, 2022. This decrease was primarily driven by a lower unrealized investment loss in both iClick Interactive Asia Group Limited, a public company listed on the Nasdaq Global Market that the Company invested in January 2021; the gain in the fair value on derivative liabilities in connection with the equity interest of Baotong Inc., issued to Cainiao Smart Logistics Investment Limited; as well as the increase in the net interest income.

BAOZUN INC. Interim Report 2023 17 MANAGEMENT DISCUSSION AND ANALYSIS Income Tax Expense For the Reporting Period, our income tax expense was RMB4.1 million (US$0.6 million) as compared to RMB6.6 million (US$1.0 million) for the six months ended June 30, 2022. Net Loss As a result of the above factors, net loss of approximately RMB91.2 million (US$12.6 million) for the Reporting Period was recorded, compared to a net loss of RMB196.9 million (US$29.4 million) for the six months ended June 30, 2022. Current Assets As of June 30, 2023, the current assets of the Group were approximately RMB7,042.2 million (US$971.2 million), representing a decrease of 4.8% as compared with approximately RMB7,397.1 million (US$1,072.5 million) as of December 31, 2022. As of June 30, 2023, the current ratio (current assets divided by current liabilities) of the Group was approximately 2.0 times (December 31, 2022: approximately 2.0 times). Accounts Receivables, net of Allowance for Credit Losses Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) decreased 20.4% from RMB2,292.7 million (US$332.4 million) as of December 31, 2022 to RMB1,825.7 million (US$251.8 million) as of June 30, 2023. Accounts Payables Our accounts payables represent payables to suppliers. As of June 30, 2023, accounts payables amounted to approximately RMB427.3 million (US$58.9 million), representing a decrease of approximately 10.0% as compared with approximately RMB474.7 million (US$68.8 million) as of December 31, 2022. Accrued Expenses and Other Current Liabilities Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals. As of June 30, 2023, accrued expenses and other current liabilities amounted to approximately RMB1,096.2 million (US$151.2 million), representing an increase of approximately 6.9% as compared with approximately RMB1,025.5 million (US$148.7 million) as of December 31, 2022, primarily due to the incremental accrual expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

BAOZUN INC. 18 Interim Report 2023 MANAGEMENT DISCUSSION AND ANALYSIS LIQUIDITY AND CAPITAL RESOURCES We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term bank borrowings. Cash and Cash Equivalents Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0.025% to 5.01% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB1,689.3 million (US$233.0 million), RMB59.4 million (US$8.2 million), and RMB1,463.8 million (US$201.9 million) as of June 30, 2023 (December 31, 2022: RMB2,144.0 million (US$310.9 million), RMB101.7 million (US$14.7 million), and RMB895.4 million (US$129.8 million)). The increase in cash position was mainly due to the improvement of capital management efficiency. Short-term Loan As of June 30, 2023, we had short-term loan of approximately RMB1,123.5 million (US$154.9 million) (December 31, 2022: RMB1,016.1 million). For the Reporting Period, the effective interest rates of the Group’s short-term bank borrowings ranged from 3.0% to 3.4% (December 31, 2022: 3.1% to 4.1%). Pledge of Assets As of June 30, 2023, no material assets of the Group were pledged or charged. Gearing Ratio The calculation of gearing ratio is based on total debt at the end of the period divided by total equity for the period and multiplied by 100.0%. The gearing ratio as of December 31, 2022 and June 30, 2023 were both 1.1 times. Contingent Liabilities and Commitments As of June 30, 2023, the Group did not have any contingent liabilities or commitments. Concentration of Credit Risks Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties and long-term time deposits.

BAOZUN INC. Interim Report 2023 19 MANAGEMENT DISCUSSION AND ANALYSIS We had cash and cash equivalents of RMB1,689.3 million (US$233.0 million) and RMB2,144.0 million (US$310.9 million), restricted cash of RMB59.4 million (US$8.2 million) and RMB101.7 million (US$14.7 million), short-term investments of RMB1,463.8 million (US$201.9 million) and RMB895.4 million (US$129.8 million) as of June 30, 2023 and December 31, 2022, respectively. All of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. We had accounts receivables, net of allowance for credit losses, of RMB1,825.7 million (US$251.8 million) and RMB2,292.7 million (US$332.4 million) and amounts due from related parties of RMB85.4 million (US$11.8 million) and RMB93.3 million (US$13.5 million) as of June 30, 2023 and December 31, 2022, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. Foreign Exchange Risk The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in Renminbi. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Reporting Period, the Group had not deployed any financial instrument for hedging its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary. SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS References are made to the announcements of the Company dated November 8, 2022 and February 1, 2023. Completion of the acquisition of Gap (Shanghai) Commercial Co., Ltd. took place on January 31, 2023. The Company will endeavor to complete the acquisition of Gap Taiwan Limited. Save as disclosed above, there were no significant investments, acquisitions and disposals of subsidiaries, associates or joint ventures during the Reporting Period. FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS The Company and ABG Hunter LLC, a subsidiary of Authentic Brands Group, a global brand development, marketing and entertainment platform, have entered into a non-legally binding term sheet (“JV TS”), for the Company’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia. The completion of the proposed transaction under the JV TS is still subject to the conclusion and signing of definitive agreements by the respective parties and the fulfilment of customary closing conditions contained therein. Other than disclosed in this interim report, the Group had no future plan for material investments or capital assets during the Reporting Period. However, the Group will continue to identify new opportunities for business development.

BAOZUN INC. 20 Interim Report 2023 MANAGEMENT DISCUSSION AND ANALYSIS EMPLOYEES AND REMUNERATION POLICY As of June 30, 2023, the Group had 8,181 full-time employees, compared with 7,588 as of December 31, 2022. The increase in full-time employees was mainly due to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023. Our success depends on our ability to attract, retain and motivate qualified personnel. Our senior management team consists of members that possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs according to our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period. We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs. SUBSEQUENT EVENTS As of August 2023, Baozun have entered into a non-legally binding term sheet with Authentic Brands Group, for more details, please view the section of FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS. Save as disclosed above, there was no other event that has taken place subsequent to June 30, 2023 and up to the date of this interim report that may have a material impact on the Group’s operating and financial performance.

BAOZUN INC. Interim Report 2023 21 OTHER INFORMATION CORPORATE GOVERNANCE PRACTICES We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of the Shareholders. The Group has adopted the code provisions in Part 2 of the CG Code as set out in Appendix 14 to the Listing Rules as its own code of corporate governance. Save for the deviation for reasons set out below, during the six months ended June 30, 2023, the Group has complied with the CG Code. Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances. The Company will continue to review and enhance its corporate governance practices, and identify and formalize appropriate measures and policies, to ensure compliance with the CG Code. MODEL CODE FOR SECURITIES TRANSACTIONS The Company has adopted the Model Code as its code of conduct regarding dealings in the securities of the Company. Having made specific enquiries to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the six months ended June 30, 2023. The Board has also adopted the Model Code to regulate all dealings by relevant employees, including any employee or a director or employee of a subsidiary or holding company, who, because of his/her office or employment, are likely to be in possession of unpublished inside information of the Company in respect of securities in the Company. No incident of non-compliance with the Model Code by the Company’s relevant employees has been noted during the Reporting Period after making reasonable enquiry.

BAOZUN INC. 22 Interim Report 2023 OTHER INFORMATION EMPLOYEE INCENTIVE PLANS 1. 2014 Plan The Company adopted the 2014 Plan on May 30, 2014 and subsequently terminated on November 1, 2022. As of January 1, 2023, the number of Class A ordinary shares that may be issued pursuant to all outstanding options under the 2014 Plan was 1,887,470. The 2014 Plan was terminated with effect from November 1, 2022 and no new awards (including options) shall be granted, however, the 2014 Plan continues to govern all awards (including options) granted prior to November 1, 2022. As of June 30, 2023, a maximum of 1,882,826 Shares were available for issue pursuant to awards (including options) granted under the 2014 Plan, representing 1.14% of the issued and outstanding Class A ordinary shares.

BAOZUN INC.
OTHER INFORMATION

Details of the grantees and movements of the options granted under the 2014 Plan during the six months ended June 30, 2023 are as follows:

Categories of Grantee	Balance as of January 1, 2023	Exercise price (US$/Share)	Date of grant	Exercised during the period	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the options have been exercised (US$)	Lapsed during the period	Balance as of June 30, 2023
Employee participants							
1. Directors							
Mr. Junhua Wu[3]	1,632,995	0.0136	August 29, 2014	–	–	–	1,632,995
	99,679	0.0001	February 6, 2015	–	–	–	99,679
Sub-total	**1,732,674**			**–**		**–**	**1,732,674**
Ms. Bin Yu[4]	35,000	0.0001	May 21, 2015	–	–	–	35,000
2. Other Employees							
Employees other than the Directors	984	0.0136	January 30, 2010	–	–	–	984
	2,124	0.0136	May 17, 2010	–	–	–	2,124
	2,017	0.0136	February 1, 2012	–	–	–	2,017
	2,375	0.0136	February 1, 2012	–	–	–	2,375
	23,034	0.0136	June 28, 2013	4,644	5.64	–	18,390
	17,462	0.0136	August 29, 2014	–	–	–	17,462
	71,800	1.5000	February 6, 2015	–	–	–	71,800
Sub-total	**119,796**			**4,644**		**–**	**115,152**
Total	**1,887,470**			**4,644**		**–**	**1,882,826**

Notes:

(1) All the options granted under the 2014 Plan have been vested prior to January 1, 2023 and have an exercise period of ten years from the respective date of grant.

(2) No option was granted or cancelled under the 2014 Plan during the Reporting Period.

(3) The options were granted to Casvendino Holdings Limited, a company wholly owned by Mr. Junhua Wu.

(4) Ms. Bin Yu resigned as an independent Director with effect from May 11, 2023 and joined the Company as a consultant.

For further details of the 2014 Plan, please refer to "Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan" of the Prospectus.

Interim Report 2023 23

BAOZUN INC.
OTHER INFORMATION

2. 2015 PLAN

The Company adopted the 2015 Plan on May 5, 2015 and subsequently terminated on November 1, 2022.

As of January 1, 2023, the number of Class A ordinary shares that may be issued pursuant to all outstanding options and RSUs under the 2015 Plan was 2,687,777. The 2015 Plan was terminated with effect from November 1, 2022 and no new awards (including options) shall be granted, however, the 2015 Plan continues to govern all awards (including options) granted prior to November 1, 2022. As of June 30, 2023, a maximum of 1,245,827 Shares were available for issue pursuant to awards (including options) granted under the 2015 Plan, representing 0.76% of the issued and outstanding Class A ordinary shares.

Details of the grantees and movements of the RSUs granted under the 2015 Plan during the six months ended June 30, 2023 are as follows:

Categories of Grantee	Balance as of January 1, 2023 (Class A ordinary shares)	Date of grant	Vested during the period (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the period (Class A ordinary shares)	Balance as of June 30, 2023
1. Directors						
Mr. Vincent Wenbin Qiu	37,500	August 25, 2019	37,500	15.90	–	–
	144,000	March 13, 2020	144,000	16.20	–	–
	844,050	August 20, 2021	844,050	16.20	–	–
Sub-total	1,025,550		1,025,550		–	–
Mr. Junhua Wu[5]	18,750	August 25, 2019	18,750	15.90	–	–
	72,000	March 13, 2020	36,000	16.20	–	36,000
	369,750	August 20, 2021	–	–	–	369,750
Sub-total	460,500		54,750		–	405,750
Ms. Bin Yu[6]	14,288	August 20, 2021	–	–	–	14,288
Sub-total	14,288		–		–	14,288
Mr. Steve Hsien-Chieng Hsia	14,288	August 20, 2021	–	–	–	14,288
Sub-total	14,288		–		–	14,288
Mr. Yiu Pong Chan	14,288	August 20, 2021	–	–	–	14,288
Sub-total	14,288		–		–	14,288
Mr. Benjamin Changqing Ye	14,288	August 20, 2021	–	–	–	14,288
Sub-total	14,288		–		–	14,288

24 Interim Report 2023

BAOZUN INC.
OTHER INFORMATION

Categories of Grantee	Balance as of January 1, 2023 (Class A ordinary shares)	Date of grant	Vested during the period (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the period (Class A ordinary shares)	Balance as of June 30, 2023
2. Other Employees						
	103,500	February 17, 2020	51,750	20.88	–	51,750
	305,100	March 13, 2020	133,650	16.20	37,800	133,650
	10,800	April 13, 2020	5,400	15.06	–	5,400
	163,800	September 23, 2020	–	–	–	163,800
	34,200	December 4, 2020	–	–	–	34,200
	51,000	March 26, 2021	15,000	15.66	–	36,000
	249,900	March 20, 2021	69,000	16.98	15,300	165,600
	82,875	September 15, 2021	–	–	15,300	67,575
	45,900	November 1, 2021	–	–	3,825	42,075
	97,500	April 1, 2022	14,625	18.06	–	82,875
Sub-total	1,144,575		289,425		72,225	782,925
Total	2,687,777		1,369,725		72,225	1,245,827

Notes:

(1) The RSUs were vested as ADSs, thus the weighted average closing prices were calculated with closing prices of the ADSs as of the respective dates.

(2) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective grantees being met, as of June 30, 2023, out of the balance of 1,245,827 unvested RSUs, (i) for 51,750 RSUs shall vest on February 17, 2024; (ii) for 169,650 RSUs shall vest on March 13, 2024; (iii) for 165,600 RSUs, 50% each of the RSUs shall vest on March 20, 2024 and 2025, respectively; (iv) for 36,000 RSUs, 50% each of the RSUs shall vest on March 26, 2024 and 2025, respectively; (v) for 82,875 RSUs, approximately 30%, 35% and 35% of the RSUs shall vest on April 1, 2024, 2025 and 2026, respectively; (vi) for 5,400 RSUs shall vest on April 13, 2024; (vii) for 426,902 RSUs, approximately 30%, 35% and 35% of the RSUs shall vest on August 20, 2023, 2024 and 2025, respectively; (viii) for 67,575 RSUs, approximately 30%, 35% and 35% of the RSUs shall vest on September 15, 2023, 2024 and 2025, respectively; (ix) for 163,800 RSUs, 50% each of the RSUs shall vest on September 23, 2023 and 2024; (x) for 42,075 RSUs, approximately 30%, 35% and 35% of the RSUs shall vest on November 1, 2023, 2024 and 2025, respectively; and (xi) for 34,200 RSUs shall vest on December 4, 2023. All of the RSUs granted have an exercise period of ten years from the respective date of grant.

(3) No RSU was granted or cancelled under the 2015 Plan during the Reporting Period.

(4) Saved as disclosed above, the RSUs are not subject to any other exercising conditions, purchase price or performance targets.

Interim Report 2023 25

BAOZUN INC. 26 Interim Report 2023 OTHER INFORMATION (5) The awards were granted to Casvendino Holdings Limited, a company wholly owned by Mr. Junhua Wun. (6) Ms. Bin Yu resigned as an independent Director with effect from May 11, 2023 and joined the Company as a consultant. For further details of the 2015 Plan, please refer to “Directors, senior management and employees – Compensation – 2014 Share Incentive Plan and 2015 Share Incentive Plan” of the Prospectus. 3. 2022 PLAN The Company adopted the 2022 Plan by way of ordinary resolution passed by the Shareholders with effect from November 1, 2022. As of January 1, 2023, awards representing 13,580,624 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 524,652 Class A ordinary shares were available for grant to the Service Providers. As of June 30, 2023, awards representing 8,374,022 Class A ordinary shares were available for grant under the 2022 Plan, within which, awards representing 524,652 Class A ordinary shares were available for grant to the Service Providers.

BAOZUN INC.
OTHER INFORMATION

Details of the participants and movements of the RSUs granted under the 2022 Plan during the six months ended June 30, 2023 are as follows:

Categories of Grantee	Balance as of January 1, 2023 (Class A ordinary shares)	Date of grant[(1)(2)]	Granted during the period[(3)(5)] (Class A ordinary shares)	Vested during the period (Class A ordinary shares)	Weighted average closing price of the ADSs (each ADS is equivalent to 3 Class A ordinary shares) immediately before the dates on which the RSUs have been vested (US$)	Lapsed during the period (Class A ordinary shares)	Cancelled during the period (Class A ordinary shares)	Balance as of June 30, 2023
Employee participants								
1. Directors								
Mr. Vincent Wenbin Qiu	–	April 1, 2023	402,984	–	–	–	–	402,984
	–	April 1, 2023	1,350,000	–	–	–	–	1,350,000
Sub-total	–		1,752,984	–		–	–	1,752,984
2. Other Employees								
Employees other than the Directors	3,508,800	December 2, 2022	–	–	–	90,000	22,500	3,396,300
	399,000	December 2, 2022	–	207,150	19.47	–	27,000	164,850
	–	April 1, 2023	2,618,487	–	–	33,858	1,926	2,582,703
	–	April 1, 2023	135,000	–	–	–	–	135,000
	–	April 1, 2023	114,000	–	–	–	–	114,000
	–	April 1, 2023	709,992	–	–	3	–	709,989
Sub-total	3,907,800		3,577,479	207,150		123,861	51,426	7,102,842
Total	3,907,800		5,330,463	207,150		123,861	51,426	8,855,826

Notes:

(1) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 3,966,300 RSUs granted on December 2, 2022, (i) for 3,531,300 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 2, 2023, 2024, 2025 and 2026, respectively; (ii) for 186,000 RSUs, all RSUs shall vest on February 1, 2023; (iii) for 150,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on June 1, 2023, 2024, 2025 and 2026, respectively; (iv) for 45,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on August 1, 2023, 2024, 2025 and 2026, respectively, and; (v) for 54,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on September 1, 2023, 2024, 2025 and 2026, respectively.

(2) Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees being met, out of the 5,330,463 RSUs granted on April 1, 2023, (i) for 1,350,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on December 1, 2023, 2024, 2025 and 2026, respectively; (ii) for 402,984 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (iii) for 114,000 RSUs, 15%, 25%, 30% and 30% of the RSUs shall vest on April 1, 2024, 2025, 2026 and 2027, respectively; (iv) for 2,618,487 RSUs, 50% each of the RSUs shall vest on October 1, 2023 and April 1, 2024, respectively; (v) for 135,000 RSUs, 50% each of the RSUs shall vest on December 1, 2023 and April 1, 2024, respectively, and; (vi) for 709,992 RSUs, 100% of the RSUs shall vest on July 1, 2023. All of the RSUs granted have an exercise period of ten years from the respective date of grant.

Interim Report 2023 27

BAOZUN INC. 28 Interim Report 2023 OTHER INFORMATION (3) All of the RSUs granted have an exercise period of ten years from the respective date of grant. (4) The grantees are not required to pay any purchase price for the Class A ordinary shares issuable under the RSUs. (5) The closing price of the Share as of March 31, 2023, being the date immediately before the date on which the RSUs were granted, was HK$14.44. (6) Saved as disclosed above, the RSUs are not subject to any other exercising conditions or performance targets. (7) For further details of the grant of RSU, please refer to the announcements of the Company dated December 2, 2022 and April 3, 2023. In relation to the accounting standard and policy adopted and the estimated fair value of the RSUs granted under the 2022 Plan during the Reporting Period, please refer to note 2 and note 21 to the unaudited condensed consolidated financial statements, respectively. For further details of the 2022 Plan, please refer to appendix IV of the circular of the Company dated October 5, 2022. As of June 30, 2023, an aggregate of 11,984,479 Class A ordinary shares, representing 7.28% of the weighted average number of Class A ordinary shares in issue for the Reporting Period, may be issued in respect of options and awards granted under all Share Incentive Plans during the Reporting Period.

BAOZUN INC.
OTHER INFORMATION

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SECURITIES

As of June 30, 2023, the interests or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein; or (c) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

Interest in Shares or underlying Shares of the Company

Name of Director	Nature of Interest	Number of Class A ordinary shares held[(1)]	Number of underlying Class A ordinary shares held[(1)]	Approximate percentage in the Class A ordinary shares[(2)]	Number of Class B ordinary shares held[(1)]	Approximate percentage in the Class B ordinary shares[(3)]
Mr. Vincent Wenbin Qiu	Beneficial owner	2,826,382 Shares (L)	1,752,984 Shares (L)[(4)]	2.78%	–	–
	Interest in controlled corporation	10 Shares (L)	–	0.00%	9,410,369 Shares (L)	70.75%
	Total	**2,826,392 Shares (L)**	**1,752,984 Shares (L)**	**2.78%**	**9,410,369 Shares (L)**	**70.75%**
Mr. Junhua Wu	Beneficial owner	46,752 Shares (L)	–	0.03%	–	–
	Interest in controlled corporation	626,283 Shares (L)	2,138,424 Shares (L)[(5)]	1.68%	3,890,369 Shares (L)	29.25%
	Total	**673,035 Shares (L)**	**2,138,424 Shares (L)**	**1.71%**	**3,890,369 Shares (L)**	**29.25%**
Mr. Satoshi Okada	Beneficial owner	50,001 Shares (L)	–	0.03%	–	–
Mr. Yiu Pong Chan	Beneficial owner	2,521 Shares (L)	14,288 Shares (L)[(6)]	0.01%	–	–
Mr. Steve Hsien-Chieng Hsia	Beneficial owner	85,468 Shares (L)	14,288 Shares (L)[(6)]	0.06%	–	–
Mr. Benjamin Changqing Ye	Beneficial owner	37,521 Shares (L)	14,288 Shares (L)[(6)]	0.03%	–	–

Notes:

(1) The letter "L" denotes the person's long position in the Shares.

(2) As of June 30, 2023, there were 164,682,392 Class A ordinary shares in issue.

(3) As of June 30, 2023, there were 13,300,738 Class B ordinary shares in issue.

(4) It represented RSUs granted and unvested under the 2022 Plan.

(5) It included 1,732,674 Class A ordinary shares underlying the options granted but unexercised under the 2014 Plan and 405,750 RSUs granted and unvested under the 2015 Plan.

Interim Report 2023 29

BAOZUN INC. 30 Interim Report 2023 OTHER INFORMATION Interest in shares of associated corporation Name of Director Name of associated corporation Nature of Interest Number of shares held Approximate percentage of control Mr. Vincent Wenbin Qiu Shanghai Zunyi Business Consulting Ltd. Beneficial owner –(1) 80.00%(2) Shanghai Kewei e-commerce Co., Ltd. Beneficial owner –(1) 13.35%(2) Jesvinco Holdings Limited Beneficial owner 50,000 100.00% Mr. Junhua Wu Shanghai Huiyang E-Logistics Supply Chain Co., Limited Beneficial owner –(1) 80.00%(2) Shanghai Kewei e-commerce Co., Ltd. Beneficial owner –(1) 6.68%(2) Casvendino Holdings Limited Beneficial owner 50,000 100.00% Notes: (1) As of June 30, 2023, the respective company has not issued any shares. (2) It represents interest in registered capital of the respective company. Save as disclosed above and to the best knowledge of the Directors, as of June 30, 2023, none of the Directors or the chief executive of the Company has any interests and/or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

BAOZUN INC.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

So far as our Directors are aware, as of June 30, 2023, the following persons (other than the Directors or chief executive) had an interests or short positions in the Shares or underlying Shares of the Company as required in the register required to be kept under section 336 of the SFO:

Long Positions in Shares and Underlying Shares

Name of Shareholder	Nature of Interest	Number of Class A ordinary shares interested	Approximate percentage in the Class A ordinary shares[(1)]	Number of Class B ordinary shares interested	Approximate percentage in the Class B ordinary shares[(2)]
Jesvinco Holdings Limited	Beneficial owner	10 Shares (L)	0.00%	9,410,369 Shares (L)	70.75%
Casvendino Holdings Limited	Beneficial owner	2,764,707 Shares (L)[(3)]	1.68%	3,890,369 Shares (L)	29.25%
Alibaba Group Holding Limited	Interest in controlled corporations	26,469,422 Shares (L)[(4)]	16.07%	–	–
Alibaba Investment Limited	Beneficial owner	26,469,422 Shares (L)[(4)]	16.07%	–	–
Schroders PLC	Investment manager	10,419,536 Shares (L)[(5)]	6.33%		
Morgan Stanley	Interest in controlled corporations	8,812,258 Shares (L)[(6)]	5.35%	–	–

Notes:

(1) As of June 30, 2023, there were 164,682,392 Class A ordinary shares in issue.

(2) As of June 30, 2023, there were 13,300,738 Class B ordinary shares in issue.

(3) It included 2,138,424 underlying Class A ordinary shares, comprising 1,732,674 options granted but unexercised under the 2014 Plan and 405,750 RSUs granted and unvested under the 2015 Plan.

(4) Based on publicly available records, Alibaba Investment Limited is 100% owned by Alibaba Group Holding Limited. Thus, Alibaba Group Holding Limited is deemed interested in the 26,469,422 Class A ordinary shares owned by Alibaba Investment Limited.

(5) Based on publicly available records, it included an interest in 45,900 underlying Class A ordinary shares through holding of 45,900 cash settled unlisted derivatives.

(6) Based on publicly available records, it included an aggregate interest in 8,460,258 underlying Class A ordinary shares through holding of certain listed derivatives (physically settled: 5,847,513 Class A ordinary shares) and unlisted derivatives (cash settled: 2,612,745 Class A ordinary shares).

Interim Report 2023 31

BAOZUN INC. 32 Interim Report 2023 OTHER INFORMATION Short Positions in Shares and Underlying Shares Name of Shareholder Nature of Interest Number of Class A ordinary shares interested Approximate percentage in the Class A ordinary shares(1) Number of Class B ordinary shares interested Approximate percentage in the Class B ordinary shares Morgan Stanley Interest in controlled corporations 4,936,678(2) 2.99% – – Notes: (1) As of June 30, 2023, there were 164,682,392 Class A ordinary shares in issue. (2) Based on publicly available records, it included an aggregate interest in 4,911,788 underlying Class A ordinary shares through Morgan Stanley’s holding of certain listed derivatives (physically settled: 127,200 Class A ordinary shares; cash settled: 498,750 Class A ordinary shares) and unlisted derivatives (cash settled: 4,285,838 Class A ordinary shares). Save as disclosed herein, as of June 30, 2023, our Directors are not aware of any persons (other than the Directors or chief executive) who had an interests or short positions in the Shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO. PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period. CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES As of June 30, 2023, the Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

BAOZUN INC.
OTHER INFORMATION

PROCEEDS FROM THE LISTING

The Shares were successfully listed on the Stock Exchange on the Listing Date, and 40,000,000 Class A ordinary shares were issued. On October 23, 2020, the underwriters partially exercised the over-allotment option and 3,833,700 Class A ordinary shares were issued. After deduction of underwriting fees and related expenses, the net proceeds from the Listing were approximately HK$3,511.4 million (the "Net Proceeds"). The Group intends to use the Net Proceeds in accordance with the method and schedule set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

An analysis of the utilization of the Net Proceeds is set out below:

Planned use of proceeds	% of Net Proceeds	Amount of Net Proceeds (HK$'000)	Unutilized Net Proceeds as of January 1, 2023 (HK$'000)	Actual use of net Proceeds during the six months ended June 30, 2023 (HK$'000)	Unutilized Net Proceeds as of June 30, 2023 (HK$'000)	Expected timeline for full utilization
For expanding our brand partner network	20	702,280	69,679	5,621	64,058	December 2023
For enhancing our digital marketing and fulfillment capabilities	25	877,850	141,331	4,470	136,861	December 2023
For potential strategic alliances	30	1,053,420	876,960	127,494	749,466	December 2024
For investment in technology and innovation	10	351,140	108,519	–	108,519	December 2023
For potential merger and acquisition opportunities	15	526,710	126,635	32,380	94,255	December 2024
Total	100	3,511,400	1,323,124	169,965	1,153,159	

As of June 30, 2023, the Directors are not aware of any material change in the planned use of the Net Proceeds. The remaining Net Proceeds which had not been utilized were deposited with licensed financial institutions in Hong Kong and the PRC. The unutilized Net Proceeds and the above timeline of intended utilization will be applied in the manners disclosed by the Company. However, the expected timeline for the unutilized Net Proceeds is based on the Directors' best estimation barring unforeseen circumstances, and would be subject to change based on the future development of the Group's business and the market conditions.

Interim Report 2023 | 33

BAOZUN INC. 34 Interim Report 2023 OTHER INFORMATION AUDIT COMMITTEE The Company has established the Audit Committee in compliance with the Listing Rules. The Audit Committee currently consists of three independent Directors, namely, Mr. Benjamin Changqing Ye, Mr. Yiu Pong Chan and Mr. Steve Hsien-Chieng Hsia. Mr. Benjamin Changqing Ye serves as the chairman of the committee. The Audit Committee has reviewed the unaudited interim financial results for the Reporting Period and this interim report, and considers that the unaudited interim financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made. For and on behalf of the Board Mr. Vincent Wenbin Qiu Founder, Chairman, Chief Executive Officer and Director Hong Kong, August 28, 2023

BAOZUN INC. Interim Report 2023 35 REPORT ON REVIEW OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS TO THE BOARD OF DIRECTORS OF BAOZUN INC. INTRODUCTION We have reviewed the condensed consolidated financial statements of Baozun Inc. (the “Company”), its subsidiaries and variable interest entity (collectively referred to as the “Group”) set out on pages 36 to 92, which comprise the condensed consolidated balance sheets as of December 31, 2022 and June 30, 2023, the related condensed consolidated statements of operations, condensed consolidated statements of comprehensive income, condensed consolidated statements of changes in shareholders’ equity and condensed consolidated statements of cash flows for the six-month periods ended June 30, 2022 and 2023, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America (the “U.S. GAAP”). The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (“HKSRE 2410”) issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that the condensed consolidated financial statements as of and for the six-month period ended June 30, 2023 are not prepared, in all material respects, in accordance with U.S. GAAP. OTHER MATTER The comparative condensed consolidated balance sheet is based on the audited consolidated financial statements as of December 31, 2022. The comparative condensed consolidated statement of operations, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in shareholders’ equity and condensed consolidated statement of cash flows for the six-month period ended 30 June, 2022 and the relevant explanatory notes included in these condensed consolidated financial statements have not been reviewed in accordance with HKSRE 2410. Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong August 28, 2023

BAOZUN INC. 36 Interim Report 2023 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (All amounts in thousands, except for share and per share data) As of December 31, 2022 June 30, 2023 June 30, 2023 RMB RMB US$ (Note 2) ASSETS Current assets: Cash and cash equivalents 2,144,020 1,689,337 232,970 Restricted cash 101,704 59,374 8,188 Short-term investments 895,425 1,463,784 201,865 Accounts receivable, net of allowance for credit losses of RMB120,495 and RMB124,952 as of December 31,2022 and June 30,2023, respectively 2,292,678 1,825,671 251,771 Inventories 942,997 1,018,088 140,401 Advances to suppliers 372,612 289,935 39,984 Prepayments and other current assets 554,415 610,596 84,205 Amounts due from related parties 93,270 85,390 11,776 Total current assets 7,397,121 7,042,175 971,160 Non-current assets: Investments in equity investees 269,693 303,505 41,855 Property and equipment, net 694,446 846,327 116,714 Intangible assets, net 310,724 310,581 42,831 Land use right, net 39,490 38,977 5,375 Operating lease right-of-use assets 847,047 1,122,118 154,747 Goodwill 336,326 346,914 47,842 Other non-current assets 65,114 66,901 9,226 Deferred tax assets 162,509 203,267 28,032 Total non-current assets 2,725,349 3,238,590 446,622 TOTAL ASSETS 10,122,470 10,280,765 1,417,782

BAOZUN INC. Interim Report 2023 37 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (All amounts in thousands, except for share and per share data) As of December 31, 2022 June 30, 2023 June 30, 2023 RMB RMB US$ (Note 2) LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities: Short-term loan 1,016,071 1,123,468 154,933 Accounts payable 474,732 427,272 58,924 Notes payable 487,837 248,541 34,275 Income tax payables 46,828 26,152 3,607 Accrued expenses and other current liabilities 1,025,540 1,096,165 151,167 Derivative liabilities 364,758 358,670 49,463 Amounts due to related parties 30,434 22,886 3,156 Current operating lease liabilities 235,445 306,925 42,327 Total current liabilities 3,681,645 3,610,079 497,852 Non-current liabilities: Deferred tax liabilities 28,082 28,367 3,912 Long-term operating lease liabilities 673,955 878,912 121,208 Other non-current liabilities 62,450 105,052 14,487 Total non-current liabilities 764,487 1,012,331 139,607 TOTAL LIABILITIES 4,446,132 4,622,410 637,459

BAOZUN INC. 38 Interim Report 2023 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (All amounts in thousands, except for share and per share data) As of December 31, 2022 June 30, 2023 June 30, 2023 RMB RMB US$ (Note 2) Redeemable non-controlling interests 1,438,082 1,455,254 200,689 Baozun Inc. shareholders’ equity: Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 164,682,392 shares issued and outstanding as of December 31, 2022 and June 30,2023, respectively) 116 93 13 Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31,2022 and June 30,2023, respectively) 8 8 1 Additional paid-in capital 5,129,103 4,336,480 598,028 Treasury shares (32,353,269 and nil shares as of December 31,2022 and June 30,2023, respectively) (832,578) – – Accumulated deficit (228,165) (331,740) (45,749) Accumulated other comprehensive income 15,678 47,404 6,537 Total Baozun Inc. shareholders’ equity 4,084,162 4,052,245 558,830 Non-controlling interests 154,094 150,856 20,804 Total Shareholders’ equity 4,238,256 4,203,101 579,634 TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY 10,122,470 10,280,765 1,417,782

BAOZUN INC. Interim Report 2023 39 UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (All amounts in thousands, except for share and per share data) For the six months ended June 30, 2022 2023 RMB RMB US$ (Note 2) Net revenues Product sales 1,374,741 1,596,325 220,144 Services (including related party revenues of RMB65,835 and RMB57,371 for the six months ended June 30,2022 and 2023, respectively) 2,731,454 2,611,632 360,161 Total net revenues 4,106,195 4,207,957 580,305 Operating expenses: Cost of products (1,197,863) (1,180,137) (162,748) Fulfillment (1,354,415) (1,226,281) (169,112) Sales and marketing (1,284,236) (1,299,127) (179,158) Technology and content (217,507) (244,033) (33,654) General and administrative (182,278) (412,730) (56,918) Other operating income, net 65,579 77,285 10,657 Total operating expenses (4,170,720) (4,285,023) (590,933) Loss from operations (64,525) (77,066) (10,628) Other income (expenses): Interest income 16,258 38,139 5,260 Interest expense (33,546) (20,718) (2,857) Unrealized investment loss (94,645) (51,874) (7,154) Gain on acquisition of subsidiaries – 3,251 448 Gain on repurchase of 1.625% convertible senior notes due 2024 7,907 – – Exchange loss (25,026) (7,992) (1,102) Fair value gain on derivative liabilities – 24,515 3,381 Loss before income tax and share of income in equity method investment (193,577) (91,745) (12,652) Income tax expense (6,621) (4,105) (566) Share of income in equity method investment 3,256 4,656 642 Net loss (196,942) (91,194) (12,576) Net loss attributable to non-controlling interests 6,877 4,791 661 Net income attributable to redeemable non-controlling interests (10,098) (17,172) (2,368) Net loss attributable to ordinary shareholders of Baozun Inc. (200,163) (103,575) (14,283)

BAOZUN INC. 40 Interim Report 2023 UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (All amounts in thousands, except for share and per share data) For the six months ended June 30, 2022 2023 RMB RMB US$ (Note 2) Net loss per share attributable to ordinary shareholders of Baozun Inc.: Basic (1.05) (0.58) (0.08) Diluted (1.05) (0.58) (0.08) Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.: Basic (3.15) (1.75) (0.24) Diluted (3.15) (1.75) (0.24)

BAOZUN INC. Interim Report 2023 41 UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (All amounts in thousands, except for share and per share data) For the six months ended June 30, 2022 2023 RMB RMB US$ (Note 2) Net loss (196,942) (91,194) (12,576) Other comprehensive income, net of tax of nil: Foreign currency translation adjustment 74,393 31,726 4,375 Comprehensive loss (122,549) (59,468) (8,201) Total comprehensive loss attributable to non-controlling interests 6,877 4,791 661 Total comprehensive income attributable to redeemable non-controlling interests (10,098) (17,172) (2,368) Total comprehensive loss attributable to ordinary shareholders of Baozun Inc. (125,770) (71,849) (9,908)

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in capital	Retained Earnings (Accumulated deficit)	Accumulated other comprehensive income	Total Baozun shareholders' equity	Non-controlling interests	Total equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	216,944,118	133	8,149,626	(385,942)	4,959,646	425,125	(102,603)	4,896,359	163,310	5,059,669
Net (loss) income	-		-	-	-	(200,163)	-	(200,163)	3,221	(196,942)
Net loss attributable to redeemable non-controlling interests	-		-	-	-	-	-	-	(10,098)	(10,098)
Share repurchases	-		22,006,095	(406,370)	-	-	-	(406,370)	-	(406,370)
Cancellation and return of loaned ADS (Note 11)	(12,692,328)	(9)	-	-	9	-	-	-	-	-
Share-based compensation	-		-	-	87,690	-	-	87,690	-	87,690
Exercise of share options and vesting of RSUs	2,667,300		-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-		-	-	-	-	74,393	74,393		74,393
Acquisition of non-controlling interests	-		-	-	1,095	-	-	1,095	(6,465)	(5,370)
Consolidation of subsidiaries with noncontrolling interests										
Deconsolidation of a subsidiary due to loss of control	-		-	-	8,619	-	-	8,619	12,845	21,464
Capital contribution from noncontrolling interests	-		-	-	(60)	-	-	(60)	260	200
Balance as of June 30, 2022	206,919,090	124	30,155,721	(792,312)	5,056,999	224,962	(28,210)	4,461,563	163,073	4,624,636
Balance as of January 1, 2023	**208,754,880**	**124**	**32,353,269**	**(832,578)**	**5,129,103**	**(228,165)**	**15,678**	**4,084,162**	**154,094**	**4,238,256**
Net (loss) income	-	-	-	-	-	(103,575)	-	(103,575)	12,381	(91,194)
Net income attributable to redeemable non-controlling interests									(17,172)	(17,172)
Cancellation of treasury shares	(32,353,269)	(23)	(32,353,269)	832,578	(832,555)	-	-	-	-	
Share-based compensation	-	-	-	-	42,194	-	-	42,194	-	42,194
Exercise of share options and vesting of RSUs	1,581,519	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	31,726	31,726	-	31,726
Acquisition of non-controlling interest	-	-	-	-	(2,262)	-	-	(2,262)	(559)	(2,821)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	(24)	(24)
Dividend	-	-	-	-	-	-	-	-	(600)	(600)
Capital contribution from noncontrolling interests	-	-	-	-	-	-	-	-	2,736	2,736
Balance as of June 30, 2023	**177,983,130**	**101**	**-**	**-**	**4,336,480**	**(331,740)**	**47,404**	**4,052,245**	**150,856**	**4,203,101**

42 Interim Report 2023

BAOZUN INC. Interim Report 2023 43 UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts in thousands, except for share and per share data) For the six months ended June 30, 2022 2023 RMB RMB US$ (Note 2) Cash flows from operating activities: Net loss (196,942) (91,194) (12,576) Adjustments to reconcile net income to net cash provided by (used in) operating activities: Provision for allowance for credit losses 2,705 17,147 2,365 Inventory write-down 74,793 48,346 6,667 Share-based compensation 94,862 49,367 6,807 Depreciation and amortization 97,592 126,443 17,437 Amortization of issuance cost of convertible senior notes 7,861 – – Deferred income tax (4,662) (44,047) (6,074) Loss on disposal of property and equipment 660 2,636 364 Gain on acquisition of subsidiaries – (3,251) (448) Share of income in equity method investment (3,256) (4,656) (642) Unrealized loss related to investment securities 94,645 51,874 7,154 Exchange loss 1,068 7,992 1,102 Fair value gain on derivative liabilities – (24,515) (3,381) Gain on repurchase of 1.625% convertible senior notes due 2024 (7,907) – – Changes in operating assets and liabilities: Accounts receivable 156,135 580,762 80,091 Inventories 99,130 97,779 13,484 Advances to suppliers 218,855 86,952 11,991 Prepayments and other current assets (88,603) (22,406) (3,090) Amounts due from related parties (1,174) 1,456 201 Operating lease right-of-use assets 80,677 91,843 12,666 Other non-current assets 12,966 107 16 Accounts payable (92,315) (282,719) (38,989) Notes payable (427,531) (239,296) (33,000) Income tax payables (127,990) (19,990) (2,757) Amounts due to related parties (52,953) (6,830) (942) Accrued expenses and other current liabilities (3,577) (85,328) (11,767) Operating lease liabilities (83,137) (90,467) (12,476) Other liabilities – (2,256) (312) Net cash (used in) provided by operating activities (148,098) 245,749 33,891 Cash flows from investing activities: Purchases of property and equipment (122,265) (84,563) (11,662) Purchases of short-term investments – (780,993) (107,704) Cash received upon disposal of an equity investee – 6,300 869 Maturity of short-term investments – 250,000 34,477 Additions of intangible assets (16,425) (27,724) (3,823) Investment in equity investees (42,055) (95,927) (13,229) Net cash paid for business combination (17,897) (83,674) (11,539) Loan to a related party (24,860) (3,428) Net cash used in investing activities (198,642) (841,441) (116,039)

BAOZUN INC. 44 Interim Report 2023 UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts in thousands, except for share and per share data) For the six months ended June 30, 2022 2023 RMB RMB US$ (Note 2) Cash flows from financing activities: Proceeds from short-term borrowings 1,272,576 841,968 116,113 Repayment of short-term borrowings (509,652) (734,572) (101,302) Repurchase of ordinary shares (406,370) – – Proceeds from sale of a subsidiary’s equity interest to Cainiao 101,089 – – Acquisition of non-controlling interests of subsidiaries (5,370) (2,429) (335) Dividend Payment – (120) (17) Capital contribution from NCI – 2,736 377 Repurchase and redemption of convertible senior notes (1,759,973) – – Payment of contingent consideration for acquisition of Full Jet (Note 9(a)) (7,224) (13,213) (1,822) Net cash (used in) provided by financing activities (1,314,924) 94,370 13,014 Net decrease in cash, cash equivalents and restricted cash (1,661,664) (501,322) (69,134) Cash, cash equivalents and restricted cash, beginning of year 4,699,764 2,245,724 309,700 Effect of exchange rate changes on cash, cash equivalents and restricted cash 98,668 4,309 592 Cash, cash equivalents and restricted cash, end of year 3,136,768 1,748,711 241,158 Supplemental disclosure of cash flow information: Cash paid for interest 27,828 7,513 1,036 Cash paid for income tax 149,115 68,749 9,481 Supplemental disclosures of non-cash investing and financing activities: Purchases of property and equipment included in payables (13,536) (153,716) (21,198) Consideration payable (Note 9) – (32,640) (4,501) Settlement of loan to related parties through offsetting accounts receivable/Loan to related party (404) (6,883) (949)

BAOZUN INC. Interim Report 2023 45 UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts in thousands, except for share and per share data) The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated statement of financial position that sum to the total of the same such amounts shown in the condensed consolidated statement of cash flows. As of June 30, 2022 June 30, 2023 June 30, 2023 RMB RMB US$ Cash and cash equivalents 3,114,597 1,689,337 232,970 Restricted cash 22,171 59,374 8,188 Total cash, cash equivalents, and restricted cash shown in the statement of cash flows 3,136,768 1,748,711 241,158

BAOZUN INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the "Company") was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its VIEs (collectively referred to as the "Group") are principally engaged to provide its customers with end-to-end E-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

As of June 30,2023, the Company's major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of Incorporation/ Acquisition	Place of Incorporation/ Operation and Legal Status	Issued share capital/Paid in capital	Legal ownership
Subsidiaries:				
Baozun Hong Kong Holding Limited	10-Jan-14	HK	HKD 10,000	100%
Shanghai Baozun E-commerce Limited ("Shanghai Baozun")	11-Nov-03	PRC/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC/limited liability Company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC/limited liability Company	RMB8,648,649	100%
Baozun Hongkong Limited	11-Sep-13	HK	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC/limited liability Company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	21-July-15	HK	HKD 100,000	100%
Baotong Inc.	19-Jun-19	Cayman	USD 10,681.32	70%
Baotong Hong Kong Holding Limited	5-May-16	HK	HKD 10,000	70%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC/wholly foreign owned enterprise	RMB260,252,000	70%
Baozun Brand Management Limited	07-Oct-22	Hong Kong	RMB 100,000,000	100%
White Horse Hongkong Holding Limited	08-Oct-22	Hong Kong	RMB10,000,000	100%
Gap (Shanghai) Commercial Co., Ltd.	31-Jan-23	PRC	USD 257,551,995	100%
VIE:				
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC/variable interest entity	RMB50,000,000	N/A

46 Interim Report 2023

BAOZUN INC. Interim Report 2023 47 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (a) Basis of presentation The unaudited condensed consolidated financial statements of the Company are prepared and presented in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results for the full years. In the opinion of the management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022. The financial statements as of December 31, 2022 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2022. (b) Basis of consolidation The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation. A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

BAOZUN INC. 48 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (b) Basis of consolidation (Continued) The VIE arrangements Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of internet content or online services. Shanghai Zunyi was established by two of the Company’s Founding Shareholders in December 2010 and had no operations until July 2014. To provide the Group effective control over Shanghai Zunyi and receive substantially all of the economic benefits of Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders. The agreements that provide the Company effective control over the VIE include: (i) Proxy Agreement, under which each shareholder of Shanghai Zunyi has executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of the rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun. (ii) Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun’s written consent, the shareholders of Shanghai Zunyi shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders.

BAOZUN INC. Interim Report 2023 49 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (b) Basis of consolidation (Continued) The VIE arrangements (Continued) The agreements that transfer economic benefits to the Company include: (i) Exclusive Technology Service Agreement, under which Shanghai Zunyi engages Shanghai Baozun as its exclusive technical and operational consultant and under which Shanghai Baozun agrees to assist in arranging the financial support necessary to conduct Shanghai Zunyi’s operational activities. Shanghai Zunyi shall not seek or accept similar services from other providers without the prior written approval of Shanghai Baozun. The agreement has a term of twenty years and will be automatically renewed on a yearly basis after expiration unless otherwise notified by Shanghai Baozun, and shall be terminated if the operation term of either Shanghai Baozun or Shanghai Zunyi expires. Shanghai Baozun may terminate this agreement at any time by giving a prior written notice to Shanghai Zunyi. (ii) Equity Interest Pledge Agreements, under which the shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun as security of due performance of the obligations and full payment of consulting and service fees by VIE under the Exclusive Technology Service Agreement and other amounts payable by the individual shareholders to Shanghai Baozun under other agreements. If the shareholders of Shanghai Zunyi or Shanghai Zunyi breach their respective contractual obligations, Shanghai Baozun, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Zunyi shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Zunyi without prior written consent of Shanghai Baozun. The pledge shall be continuously valid until all the obligations and payments due under the Exclusive Technology Service Agreement and certain other agreements have been fulfilled. These contractual arrangements allow the Company, through its wholly owned subsidiary, Shanghai Baozun, to effectively control Shanghai Zunyi, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Shanghai Zunyi as VIE and because the Company is the primary beneficiary of Shanghai Zunyi, the Company has consolidated the financial results of Shanghai Zunyi since July 2014.

BAOZUN INC. 50 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (b) Basis of consolidation (Continued) The VIE arrangements (Continued) Risks in relation to the VIE structure The Company believes that the contractual arrangements with Shanghai Zunyi are in compliance with PRC law and are legally enforceable based on the legal advice of the Company’s PRC legal counsel. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Shanghai Zunyi may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Shanghai Zunyi not to pay the service fees when required to do so. The Company’s ability to control Shanghai Zunyi also depends on the power of attorney Shanghai Baozun has to vote on all matters requiring shareholder approval. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership. In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines and the PRC government could: • revoke the Group’s business and operating licenses; • require the Group to discontinue or restrict the Group’s operations; • restrict the Group’s right to collect revenues; • block the Group’s websites; • require the Group to restructure its operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets; • impose additional conditions or requirements with which the Group may not be able to comply; or • take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of Shanghai Zunyi or the right to receive its economic benefits, the Group would no longer be able to consolidate the entity.

BAOZUN INC. Interim Report 2023 51 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (b) Basis of consolidation (Continued) The VIE arrangements (Continued) Risks in relation to the VIE structure (Continued) The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group’s condensed consolidated financial statement: As of December 31, 2022 June 30, 2023 RMB RMB Cash and cash equivalents 44,076 48,059 Accounts receivable, net 220,229 99,226 Inventories 160 21 Advances to suppliers 2,041 1,883 Amounts due from related parties 3 3 Prepayments and other current assets 1,632 1,074 Property and equipment, net 1,495 1,359 Intangible assets, net 38,126 19,367 Total assets 307,762 170,992 Accounts payable 19,469 20,980 Amounts due to related parties 15,727 144 Income tax payables 959 575 Accrued expenses and other current liabilities 81,374 22,133 Total liabilities 117,529 43,832 For the six months ended June 30, 2022 2023 RMB RMB Net revenues(1) 281,328 242,667 Net income(2) 6,916 4,310 Net cash provided by operating activities(3) 82,398 4,219 Net cash used in investing activities (331) (2,140) (1) Included inter-company service revenue generated from other consolidated subsidiaries of RMB17,719 and RMB1,726 for the six months ended June 30,2022 and 2023, respectively. (2) Included inter-company service fees charged by other consolidated subsidiaries of RMB184,973 and RMB192,206 for the six months ended June 30,2022 and 2023, respectively. (3) Included inter-company operating cash outflow of RMB88,427 and RMB325,656 for the six months ended June 30,2022 and 2023, respectively.

BAOZUN INC. 52 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (b) Basis of consolidation (Continued) The VIE arrangements (Continued) Risks in relation to the VIE structure (Continued) The VIE contributed 6.42% and 5.73% of the consolidated net revenues for the six months ended June 30,2022 and 2023, respectively. As of December 31, 2022 and June 30, 2023, the VIE accounted for 3.04% and 1.66% of the consolidated total assets, and 2.63% and 0.95% of the consolidated total liabilities, respectively. There are no assets of the VIE that are collateral for the obligations of the VIE and can only be used to settle the obligations of the VIE. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. (c) Use of estimates The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the condensed consolidated financial statements and accompanying notes. Significant accounting estimates are used for inventory write-down, significant assumptions and estimates used in identifying and measuring of assets acquired and liabilities assumed and impairment of goodwill.

BAOZUN INC. Interim Report 2023 53 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (d) Fair value Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows: • Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. • Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. • Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term time deposits and long-term bank borrowings approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market. The fair value of the convertible senior notes is determined based on the bid price provided by the financial institution selling the Company’s convertible senior notes.

BAOZUN INC. 54 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (d) Fair value (Continued) The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carrying amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. During the six months ended June 30,2022 and 2023, impairment of nil was recorded for the equity method investments, respectively. For equity investments over which the Group has no significant influence and that do not have readily determinable fair values, the Group elected to measure them at cost minus impairment, if any, and plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Certain of such equity investments were measured at fair value due to the recognition of impairment losses. During the six months ended June 30,2022 and 2023, impairment of nil was recorded for the equity securities without readily determinable fair value, respectively. (e) Concentration and risks Concentration of Customers and Suppliers The following customer accounted for 10% or more of net revenues for six months ended June 30,2022 and 2023: For the six months ended June 30, 2022 2023 RMB RMB A 522,189 510,558 The following customer accounted for 10% or more of balances of accounts receivable as of December 31,2022 and June 30, 2023: As of December 31, 2022 June 30, 2023 RMB RMB A 477,915 349,070 The following supplier accounted for 10% or more of purchases for six months ended June 30,2022 and 2023: For the six months ended June 30, 2022 2023 RMB RMB B 447,940 431,305

BAOZUN INC. Interim Report 2023 55 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (e) Concentration and risks (Continued) Concentration of Credit Risks Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties. As of December 31, 2022 and June 30, 2023, all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. Foreign Currency Risk Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB1,898,378 and RMB2,227,858 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2022 and June 30, 2023, respectively. (f) Foreign currency translation The Group’s reporting currency is RMB. The functional currency of the Company is the United States dollar (“US$”). The functional currency of the Group’s entities incorporated in Hong Kong is Hong Kong dollars (“HK$”). The functional currency of the Group’s subsidiaries in PRC is RMB. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the condensed consolidated statement of operations. Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the condensed consolidated statement of changes in shareholders’ equity and condensed consolidated statement of comprehensive income.

BAOZUN INC. 56 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (g) Convenience translation The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the condensed consolidated balance sheet, and condensed consolidated statement of operations, comprehensive loss and cash flows from RMB into USD as of and for the six months ended June 30, 2023 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB7.2513 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2023. (h) Cash and cash equivalents Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with an original maturity of less than three months. (i) Restricted cash Restricted cash primarily consists of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Group (ii) deposit required by its business partners and (iii) security for issuance of commercial acceptance notes mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts. (j) Short-term investments Short-term investments primarily comprise of time deposits with maturities between three months and one year.

BAOZUN INC. Interim Report 2023 57 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (k) Accounts receivable, net Accounts receivable represents amounts due from customers and are recorded net of allowance for credit losses. The Group has developed a current expected credit loss model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. (l) Inventories Inventories consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment. (m) Investments The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities. Equity investments with readily determinable fair value and over which the Group does not have significant influence are initially and subsequently recorded at fair value, with changes in fair value reported in earnings. Equity securities without readily determinable fair values and over which the Group does not have significant influence are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, and plus or minus changes resulting from qualifying observable price changes.

BAOZUN INC. 58 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (n) Property and equipment, net Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows: Classification Useful years Residual rate Electronic devices 3 years 0% – 5% Vehicle 5 years 5% Furniture and office equipment 5 years 5% Machinery 7-10 years 5% Buildings 44 years 5% Leasehold improvement Over the shorter of the expected life of leasehold improvements or the lease term 0% Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included the condensed consolidated statement of operations. (o) Intangible assets, net Intangible assets and the related useful lives are as follows: Item Useful years Internally developed software 3 years Trademark 10 years Supplier relationship 10 years Customer relationship From 2 years to 10 years Brand From 5 years to 10 years Franchising 8 years Technology From 3 years to 5 years Intangible assets are recorded at the cost to acquire these assets less accumulated amortization. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives. For internally developed software, the Group expenses all internal-use software costs incurred in the preliminary project stage and capitalized direct costs associated with the development of internal-use software. The internally developed software consisted mainly of order management, customer management and retailing solution systems. Trademark, supplier relationship, customer relationship, brand, franchising and technology are acquired from the Group’s business combinations.

BAOZUN INC. Interim Report 2023 59 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (p) Goodwill Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisition of interests in a subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. The Group recognized impairment loss of nil for the six months ended June 30,2022 and 2023. (q) Impairment of long-lived assets The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the six months ended June 30,2022 and 2023.

BAOZUN INC. 60 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (r) Revenue The Group provides brand e-commerce solutions to its brand partners. And its revenues are derived principally from product sales and provision of services. Product Sales The Group generates product sales revenues primarily through selling products purchased from brand partners and/or their authorized distributors to customers under the distribution model. Under this model, the Group identifies one performance obligation which is to sell goods directly to the customers through online stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the condensed consolidated statement of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; and (iii) the Group has discretion in establishing price. Upon acquisition of GAP SH, The Group’s product sales revenues also include merchandise sales at stores, online, and through franchise and licensing agreements. For online sales, the Group has elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation related to online sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment. Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data the Group has maintained and its analysis of returns by categories of products. The majority of the Group’s customers make online payments through third-party payment platforms when they place orders on websites of the Group’s online stores. The funds will not be released to the Group by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products. A portion of the Group’s customers pay upon the receipt of products. The Group’s delivery service providers collect the payments from its customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party couriers.

BAOZUN INC. Interim Report 2023 61 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (r) Revenue (Continued) Services The Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners’ online sales of their branded products with the performance obligations to provide a variety of e-commerce services, which may include any combination of IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services. Each type of the services provided is considered as one performance obligation as they are distinct from other services. Most of the Group’s service contracts include multiple performance obligations. The Group charges its brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold, number of orders fulfilled or other variable factors. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin. Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered while revenue generated from other types of services are recognized over the service term. The Group applies the practical expedient to recognize revenue from the services, except for one-time online store design and setup services, in the amount which the Group has a right to invoice on a monthly basis with a credit period of one month to four months. The Group acts as the principal in its service provision but not in product sales of its brand partners, and therefore, only recognizes service fees as revenue in the condensed consolidated statement of operations. All the costs that the Group incurs in the provision of services are classified as operating expenses on the condensed consolidated statement of operations. Contract balances Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment. The Group sometimes receives advance payments from consumers before the service is rendered, which is recorded as advance from customers included in the accrued expenses and other current liabilities on the condensed consolidated balance sheet. Practical Expedients and Exemptions The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenue at the amount it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

BAOZUN INC. 62 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (s) Cost of products Cost of product consists of the purchase price of products and inbound shipping charges, inventory write-downs, design cost and royalty fee. Shipping charges to receive products from the suppliers are included in the inventories and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group’s cost of products may not be comparable to other companies which include such expenses in their cost of products. (t) Rebates Rebates are provided by brand partners under the distribution model and determined based on the product purchase volume on a monthly, quarterly or annual basis. The Group accounts for the volume rebates as a reduction to the price it pays for the products subject to the rebate determination. Volume rebates are estimated based on the Group’s past experience and current forecasts and recognized as the Group makes progress towards the purchase threshold. Rebates are also provided as negotiated between the Group and its brand partners, which is recorded as reductions of cost of products in the condensed consolidated statement of operations when the amounts are agreed by both parties. (u) Fulfillment Fulfillment costs represent shipping and handling expenses, payment processing and related transaction costs, rental expenses of leased warehouses, packaging material costs and costs incurred in outbound shipping, and operating and staffing the Group’s fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment. (v) Sales and marketing Sales and marketing expenses consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred. Following the successful acquisition of GAP on January 31, 2023, sales and marketing expenses include various store-related costs, such as store amortization, store occupancy, and store rent, etc. Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the condensed consolidated statement of operations and totaled RMB619,893 and RMB598,732 for the six months ended June 30, 2022 and 2023, respectively.

BAOZUN INC. Interim Report 2023 63 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (w) Technology and content Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content costs, as well as costs associated with computers, storage and telecommunication infrastructure for internal use. (x) General and administrative General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees, allowance for credit losses and other corporate overhead costs. (y) Other operating income (expenses), net Other operating income mainly consists of government subsidies. Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB57,794 and RMB69,899 were included in other operating income (expenses), net for the six months ended June 30, 2022 and 2023, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled. (z) Share-based compensation The Company grants share options and restricted share units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation. Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required; or (b) over the requisite service period, net of estimated forfeitures. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. In determining the fair value of the restricted share units granted, the closing market price of the underlying shares on the grant date is applied. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

BAOZUN INC. 64 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (z) Share-based compensation (Continued) For modification of share-based awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. (aa) Income tax Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group accounts for current income taxes on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the condensed consolidated statement of operations in the period of change. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

BAOZUN INC. Interim Report 2023 65 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (ab) Operating leases as lessee Under the lease accounting standard, the Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the condensed consolidated balance sheet at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term. The Company elected the practical expedient not to separate lease and non-lease components of contracts and the short-term lease exemption for all contracts with lease terms of 12 months or less. The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the condensed consolidated balance sheet. The Company determines its land use right agreement contains an operating lease Land use right is carried at cost less accumulated amortization and impairment losses. Amortization has been provided on a straight-line basis over 44 years, the life of the land use right. The amortization expenses of the land use right were RMB513 for the six months ended June 30,2022 and 2023, respectively. As of June 30, 2023 the land use right has a remaining useful life of 38 years. (ac) Comprehensive income Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the condensed consolidated statement of comprehensive income. (ad) Earnings (Loss) per share Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of restricted share units (using the treasury stock method). The loaned shares under the ADS lending agreement are excluded from both the basic and diluted earnings per share calculation unless default of the ADS lending arrangement occurs, which the Group considers improbable.

BAOZUN INC. 66 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (ae) Redeemable non-controlling interests Redeemable non-controlling interests (“RNCI”) represent interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the “redeemable non-controlling interest” section of the condensed consolidated balance sheet, outside of shareholders’ equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. When it is probable that the noncontrolling interests that are not currently redeemable will become redeemable, the Group recognizes changes in the redemption price immediately as they occur. (af) Business combinations U.S. GAAP requires that all business combinations to be accounted for under the acquisition method. Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the condensed consolidated statement of operations and comprehensive loss. The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

BAOZUN INC. Interim Report 2023 67 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 2. SUMMARY OF SIGNIFICANT PRINCIPAL ACCOUNTING POLICIES (CONTINUED) (ag) Treasury Stock Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When the treasury stock is retired, an excess of repurchase price over par is allocated between additional paid-in capital and retained earnings. (ah) Segment information Prior to January 31, 2023, the Group operates its business in a single segment. With the acquisition of GAP Shanghai, the Group recognized its operations into two segments: E-Commerce segment and Brand Management segment. The segment information is set out in Note 23. (ai) Recently issued accounting pronouncements In December 2022, the FASB issued ASU 2022-06 to defer the sunset date of ASC 848 until December 31, 2024. The Update extends the period of time preparers can utilize the reference rate reform relief guidance. The ASU became effective upon issuance. In December 2022, we adopted the updated standard, and the adoption of this standard did not have a material impact on our financial statements and related disclosures.

BAOZUN INC. 68 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 3. REVENUE For the six months ended June 30,2022 and 2023, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows: Disaggregation of revenues For the six months ended June 30, 2022 2023 RMB RMB Product sales 1,374,741 1,596,325 Services – online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time 2,697,961 2,552,541 – one-time online store design and setup services which revenues are recognized at point of time 33,493 59,091 Total revenues 4,106,195 4,207,957 Contract Liability The movement of the advances from customers for the six months ended June 30, 2023 were as follows: Advances from Customers Opening Balance as of January 1, 2023 120,858 Net increase 58,138 Ending Balance as of June 30, 2023 178,996 Revenues amounted to RMB63,677 and RMB120,858 were recognized in the six months ended June 30,2022 and 2023 respectively, that were included in the balance of advance from customers at the beginning of the respective period.

BAOZUN INC. Interim Report 2023 69 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 4. ACCOUNTS RECEIVABLE, NET Accounts receivable, net, consists of the following: As of December 31, 2022 June 30, 2023 RMB RMB Accounts receivable 2,413,173 1,950,623 Allowance for credit losses: Balance at beginning of the period (118,724) (120,495) Additions (1,494) (416) Exchange loss (7,921) (4,904) Write-offs 7,644 863 Balance at end of the period (120,495) (124,952) Accounts receivable, net 2,292,678 1,825,671 An aging analysis based of accounts receivable on the relevant invoice dates is as follows: As of December 31, 2022 June 30, 2023 RMB RMB 0-3 months 1,969,791 1,660,818 3-6 months 154,792 66,555 6-12 months 53,365 28,803 Over 1 year 235,225 194,447 Accounts receivable, gross 2,413,173 1,950,623

BAOZUN INC. 70 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 5. INVENTORIES Inventories consist of the following: As of December 31, 2022 June 30, 2023 RMB RMB Products 942,926 1,018,020 Packing materials and others 71 68 Inventories 942,997 1,018,088 Inventories write-downs of RMB74,793 and RMB48,346 were recorded in cost of products in the condensed consolidated statement of operations for the six months ended June 30,2022 and 2023, respectively.

BAOZUN INC. Interim Report 2023 71 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 6. PREPAYMENTS AND OTHER CURRENT ASSETS Prepayments and other current assets consist of the following: As of December 31, 2022 June 30, 2023 RMB RMB Rebate receivable from suppliers 239,816 227,318 Value-added tax (“VAT”) recoverable 125,644 137,541 Prepaid expenses 84,268 87,725 Deposits (1) 62,889 74,254 Interest receivables 11,352 42,240 Employee advances (2) 8,428 4,503 Others 22,018 37,015 Prepayment and other current assets 554,415 610,596 (1) Deposits represent rental deposits and deposits paid to third-party platforms. (2) Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities. 7. PROPERTY AND EQUIPMENT, NET Property and equipment, net, consists of the following: As of December 31, 2022 June 30, 2023 RMB RMB Electronic devices 235,628 379,018 Vehicle 5,241 6,077 Furniture and office equipment 151,498 317,066 Leasehold improvement 565,497 692,195 Machinery 61,889 154,721 Buildings 201,129 403,117 Total 1,220,882 1,952,194 Accumulated depreciation and amortization (526,436) (1,105,867) Property and equipment, net 694,446 846,327 Depreciation and amortization expenses were RMB61,138 and RMB83,762 for the six months ended June 30,2022 and 2023, respectively.

BAOZUN INC. 72 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 8. INTANGIBLE ASSETS, NET Intangible assets, net, consist of the following: As of December 31, 2022 June 30, 2023 RMB RMB Internally developed software 401,236 428,961 Trademark 1,074 1,074 Supplier relationship 15,620 15,620 Customer relationship 146,701 146,701 Brand 12,100 26,400 Technology 19,500 19,500 Accumulated amortization (285,507) (327,675) Intangible assets, net 310,724 310,581 Amortization expenses for intangible assets were RMB35,941 and RMB42,168 for the six months ended June 30,2022 and 2023, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB107,342, RMB89,611, RMB45,913, RMB17,453and RMB15,887, respectively. 9. BUSINESS ACQUISITION AND DECONSOLIDATION (a) Acquisition of Gap (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”) (“GAP SH”) Gap SH was wholly owned by Gap Inc. (“Gap”), America’s largest specialty apparel company, offering apparel, accessories, and personal care products for women, men, and children. Since the opening of its first China store in 2010. In February 2023, the Group acquired 100% equity interest of GAP SH for a total cash consideration of RMB176,385. The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows: Amounts RMB’000 Total cash consideration 176,385 Total net assets 179,853 Gain on acquisition of subsidiary (3,468)

BAOZUN INC. Interim Report 2023 73 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 9. BUSINESS ACQUISITION AND DECONSOLIDATION (CONTINUED) (b) Acquisition of Shanghai Mansen Brand Management Co., Ltd (“Mansen”) Mansen is committed to creating a beauty and health brand that conforms to the health and ecological management of Chinese consumers. In April 2023, the Group acquired 51% equity interest of Mansen for a total cash consideration of RMB32,640 and recognized a goodwill of RMB10,588. The transaction costs related to the above acquisitions were immaterial. The financial results of the acquired businesses, which are not material, have been included in the Company’s condensed consolidated financial statements for the period subsequent to their acquisitions. Pro forma information is not presented for the acquisitions as the impact to the condensed consolidated financial statements is not material. Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes. 10. INVESTMENTS IN EQUITY INVESTEES (a) Investments in equity method investees As of December 31, 2022 June 30, 2023 RMB RMB Beijing Pengtai Baozun E-commerce Co., Ltd.(1) 45,451 53,176 Hangzhou Juxi Technology Co., Ltd.(2) 14,077 14,041 Others 10,300 7,025 69,828 74,242 (1) In January 2018, the Group invested RMB13,328 to establish an E-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB5,407 and RMB7,725 was recognized for the six months ended June 30,2022 and 2023, respectively. (2) In June 2019, the Group entered into an agreement with Hangzhou Juxi Technology Co., Ltd. (“Juxi”) to acquire 10% equity interest with a total consideration of RMB15,000. As the Group has significant influence over Juxi, it is accounted for under the equity method of accounting. Share of loss of RMB282 and loss of RMB36 in equity method investment was recognized for the six months ended June 30,2022 and 2023, respectively.

BAOZUN INC. 74 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 10. INVESTMENTS IN EQUITY INVESTEES (CONTINUED) (b) Investments in equity securities measured at fair value In January 2021, Baozun entered into a share purchase agreement with iClick, an independent online marketing and enterprise data solutions provider in China, and purchased 649,349 newly issued Class B ordinary shares (“Issued Class B Shares”) of iClick at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of iClick are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of iClick, Baozun purchased 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of iClick. Holders of Class A ordinary shares of iClick are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of iClick’s total outstanding shares, representing approximately 10% total voting equity of iClick. Since the Company cannot exert significant influence on the investee, the investment is recorded as equity securities measured at fair value. An unrealized investment loss of RMB94,645 and RMB9,264 was recognized for the years ended June 30, 2022 and June 30, 2023, respectively. In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun Fashion Group (Cayman) Limited (“Fosun”), a private company, which represents 1.57% voting interests, at an aggregate subscription price of RMB76,716. Since the investment was not in-substance common stock, the investment was recorded as equity securities without determinable fair value as of December 31, 2021.Fosun was renamed as Lanvin Group(“Lanvin”) in October 2021. In December 2022, the Group further acquired 300,000 ordinary shares of Lanvin with a consideration of RMB21,170 On December 15, 2022, Lanvin got listed on New York stock Exchange by SPAC and the 4,908,939 Class B preferred shares was converted into 1,321,790 ordinary shares. The investment was measured at fair value and an unrealized investment loss of RMB42,610 was recognized for the six months ended June 30, 2023. (c) Investments in equity securities without readily determinable fair values Investments in equity securities without readily determinable fair value were RMB118,716 and RMB168,677 for the six months ended June 30,2022 and 2023, respectively. The carrying amount of the investments as of June 30, 2023 is composed by investments in four private companies. Since the investments are not in-substance common stock which are accounted for as investments in equity securities without readily determinable fair value. The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of nil for the six months ended June 30,2022 and 2023, respectively.

BAOZUN INC. Interim Report 2023 75 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 11. SHORT-TERM LOAN The short-term loan as of December 31, 2022 and June 30, 2023 were as follows: As of December 31, 2022 June 30, 2023 RMB RMB Short-term loan Short-term bank borrowings 1,016,071 1,123,468 Short-term bank borrowings The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,329,012 for the year ended December 31, 2022 and RMB4,200,000 for the six months ended June 30, 2023, which can only be used to maintain daily operation. As of December 31, 2022, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,016,071. Credit facilities in the amounts of RMB8,664 and RMB400,873 were used to issue the letters of guarantee with an aggregate amount of RMB17,342 and notes payable with an aggregate amount of RMB487,837, respectively. As such, RMB1,903,404 of the credit facilities was available for future borrowing at the end of 2022. The credit facilities will expire during 2023. As of June 30, 2023, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,123,468. Credit facilities in the amounts of RMB74,860 and RMB238,541 were used to issue the letters of guarantee with an aggregate amount of RMB75,437 and notes payable with an aggregate amount of RMB248,541, respectively. As such, RMB2,763,131 of the credit facilities was available for future borrowing at the end of 2023. The credit facilities will expire from September 2023 to April 2024.

BAOZUN INC. 76 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES Accrued expenses and other current liabilities consist of the following: As of December 31, 2022 June 30, 2023 RMB RMB Logistics expenses accruals 303,880 195,072 Advances from customers 120,858 178,996 Outsourced labor cost payable 74,698 76,988 Salary and welfare payable 223,843 234,423 Professional fee accruals 24,786 14,913 Marketing expenses accruals 177,084 188,324 Other tax payable 10,567 12,464 Sales return accrual 1,497 11,062 Consideration payable 75,453 78,801 Daily operating expenses accruals 8,498 57,395 Others 4,376 47,727 Accrued expenses and other current liabilities 1,025,540 1,096,165 13. AGING ANALYSIS FOR ACCOUNTS AND NOTES PAYABLE Accounts and notes payable consist of the following: As of December 31, 2022 June 30, 2023 RMB RMB Accounts payable 474,732 427,272 Notes payable 487,837 248,541 An aging analysis of accounts payable based on the relevant invoice dates is as follows: As of December 31, 2022 June 30, 2023 RMB RMB 0-12 months 474,732 427,272 Over 1 year – – Accounts payable, gross 474,732 427,272

BAOZUN INC. Interim Report 2023 77 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 13. AGING ANALYSIS FOR ACCOUNTS AND NOTES PAYABLE (CONTINUED) An aging analysis of notes payable based on the relevant issuance dates is as follows: As of December 31, 2022 June 30, 2023 RMB RMB 0-12 months 487,837 248,541 Over 1 year – – Accounts payable, gross 487,837 248,541 14. INCOME TAX Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders. Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate for the first HK $2 million of profits is 8.25%, while profits above that amount is subject to the tax rate of 16.5%. Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. The VIE obtained the certificate of HNTE in 2017 and renewed the certificate in 2020, therefore, it is eligible for a preferential tax rate of 15% since 2017 with a valid term of three years from the year of entitlement or renewal. Other five subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal. The current and deferred portion of income tax expenses included in the condensed consolidated statement of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows: For the six months ended June 30, 2022 2023 RMB RMB Current tax 11,283 48,152 Deferred tax (4,662) (44,047) Income tax expense 6,621 4,105

BAOZUN INC. 78 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 15. OPERATING LEASE LIABILITIES The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases: For the six months ended June 30, Lease Term and Discount Rate 2022 2023 Weighted-average remaining lease term: – Operating leases 4.18 years 5.07 years Weighted-average discount rate: – Operating leases 4.89% 6.38% The following is a maturity analysis of the annual undiscounted cash flows for the six months ended June 30, 2023: As of June 30, 2023 Operating lease RMB 2023 187,015 2024 338,778 2025 269,010 2026 197,360 2027 138,983 2028 71,624 Thereafter 187,283 Total lease commitment 1,390,053 Less: imputed interest (204,216) Total operating lease liabilities 1,185,837 Less: current operating lease liabilities (306,925) Long-term operating lease liabilities 878,912 As of June 30,2023, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB9,404.

BAOZUN INC. Interim Report 2023 79 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 15. OPERATING LEASE LIABILITIES (CONTINUED) Supplemental cash flow information related to leases for the six months ended June 30,2022 and 2023 is as follows: For the six months ended June 30, 2022 2023 RMB RMB Cash paid for amounts included in measurement of liabilities: Operating cash flows from operating leases 189,462 199,808 Right-of-use assets obtained in exchange for lease liabilities: Operating leases 56,896 402,334 During the six months ended June 30,2022 and 2023, the Group incurred operating lease expenses of RMB187,084 and RMB201,109 (excluding RMB15,088 for short-term leases not capitalized as right-of-use assets), respectively. 16. REDEEMABLE NON-CONTROLLING INTERESTS In August 2021, the Group acquired 51% equity interest of Morefun and obtained the controlling interest accordingly (Note 9). Pursuant to the share purchase agreement, the Group has the right and obligation to purchase an additional Morefun’s 22% equity interest from the founders in the event that Morefun achieves the performance target stipulated in the agreement for the following three years. As the redemption of the noncontrolling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s condensed consolidated balance sheet. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and recognize changes in the redemption value immediately as they occur subsequently. In October 2021, Cainiao acquired 30% equity interest of Baotong Inc., one of the Group’s subsidiary, with the total consideration of US$217.9 million, equivalent to RMB1,392.5 million. Pursuant to the shareholder agreement, if certain triggering events occur, Cainiao has the right to require Baozun to redeem its shares, at a price equal to the initial investment plus an internal rate of return. As the redemption of the non-controlling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s condensed consolidated balance sheet. In addition, for a period of six months (or such longer period as Baozun and Cainiao may agree) starting from July 29, 2023, Cainiao has the call option to acquire additional shares, so that it will own in an aggregate of 60% equity interest of Baotong. Baotong Inc’s actual net profit is less than FY2022 Target Net Profit, which triggered Pre-Money Valuation Adjustment. With the determination of some adjusted items, Cainiao and Baotong Inc agreed to final the fair value change on derivative liabilities, and recorded RMB24.5 million during the six months ended June 30 2023.

BAOZUN INC. 80 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 16. REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED) The following tables provides details of the redeemable noncontrolling interest activity for the six months ended June 30,2022 and 2023: For the six months ended June 30, 2022 2023 RMB RMB Balance as of January 1 1,421,680 1,438,082 Net income attributable to redeemable non-controlling interest 10,098 17,172 Impact from deconsolidation of a subsidiary due to loss of control (21,464) – Balance as of June 30 1,410,314 1,455,254 17. ORDINARY SHARES AND TREASURY STOCK On May 18, and November 30, 2021, the Company announced share repurchase plan with an aggregated amount of US$175 million over the next 12 months. For the year ended December 31, 2021, the Company repurchased 27,191,731 shares with a total amount of US$164.9 million from its shareholders, of which 19,042,105 shares with a total purchase price of US$105 million were subsequently retired. On October 5, 2022, the Company announced share repurchase plan with an maximum amount of US$80 million over the next 12 months. For the year ended December 31, 2022, the Company repurchased 24,203,643 shares with a total amount of US$68.0 million from its shareholders. For the six months ended June 30, 2023, the treasury stock 32,353,269 shares with a total amount of RMB832,578 were retired. For the six months ended June 30,2022 and 2023, 2,667,300 and 1,581,519 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

BAOZUN INC. Interim Report 2023 81 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 18. NET LOSS PER SHARE Basic and diluted net loss per share for each of the periods presented are calculated as follows: For the six months ended June 30, 2022 2023 RMB RMB Numerator: Net loss (196,942) (91,194) Net loss attributable to non-controlling interests 6,877 4,791 Net income attributable to redeemable non-controlling interests (10,098) (17,172) Net loss attributable to ordinary shareholders of Baozun Inc. (200,163) (103,575) Net loss per share attributable to ordinary shareholders of Baozun Inc. Basic (1.05) (0.58) Diluted (1.05) (0.58) Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc. Basic (3.15) (1.75) Diluted (3.15) (1.75) Shares (Denominator): Weighted average number of ordinary shares Basic 190,413,332 177,380,516 Diluted 190,413,332 177,380,516 During the six months ended June 30,2022 and 2023, the Group had 3,688,816 and 1,848,490 outstanding restricted share units respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

BAOZUN INC. 82 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 19. RELATED PARTY TRANSACTIONS The table below sets forth the major related parties and their relationships with the Group as of June 30,2023: Name of related parties Relationship with the Group Alibaba Group Holding Limited (“Alibaba Group”) (1) Parent company of Alibaba, one of the Group’s ordinary shareholders Ahead (Shanghai) Trade Co., Ltd. (“Ahead”) Subsidiary of Softbank, one of the Group’s ordinary shareholders Beijing Pengtai Baozun E-commerce Co., Ltd. (“Pengtai”) Equity method investee of the Group Shanghai Misako E-commerce Limited (“Misako”) Equity method investee of the Group Hangzhou Juxi Technology Co., Ltd. (“Juxi”) Equity method investee of the Group Jiangsu Shanggao Supply Chain Co., Ltd. (“Shanggao”) Equity method investee of the Group Signify Lighting Technology (Shanghai) Co., Ltd. (“Signify”) Equity method investee of the Group Shanghai Kewei E-commerce Co., Ltd. (“Kewei”) Equity method investee of the Group Hangzhou Baichen Technology Co., Ltd. (“Baichen”) Equity method investee of the Group Zunrui (Nantong) E-commerce Co., Ltd. (“Zunrui”) Equity method investee of the Group and consolidated by the Group in June 2021 Hunan Leier Media Co., Ltd. (“Leier”) Equity investee of the Group Hangzhou Dajing Guangtong Network Technology Co., Ltd. (“Dajing”)”) Equity method investee of the Group and divestment in October 2022 Laifeng Brand Management (Shanghai) Co., Ltd. (“Laifeng”) Equity method investee of the Group Jiangsu Creaway Supply Chain Management Co., Ltd. (“Creaway Group”) Non-controlling shareholder of BolTone, one subsidiary of the Group Baobida IOT Technology (Suzhou) Co., Ltd.(“BBD”) Equity method investee of the Group Changsha Benwei Fresh Food Brand Management Co., Ltd. (“Benwei”) Equity investee of the Group Aoxue Culture Communication (Beijing) Co., Ltd. (“Aaoxue”) Equity investee of the Group Shanghai Mansen Brand Management Co., Ltd. (“Mansen”) Equity investee of the Group and consolidated by the Group in April 2023 Seasame Blooming Limited (“Seasame”) Equity investee of the Group (1) AJ (Hangzhou) Network Technology Company Limited (“AJ”) is a subsidiary of Alibaba Group, thus its transactions and balances with the Group are included in the transactions and balances with Alibaba as presented below.

BAOZUN INC. Interim Report 2023 83 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 19. RELATED PARTY TRANSACTIONS (CONTINUED) (a) The Group entered into the following transactions with its related parties: For the six months ended June 30, 2022 2023 RMB RMB Revenue derived from: Warehousing service revenue generated from Alibaba Group 10,657 30,882 Product sales revenue generated from Alibaba Group 2,158 2,658 Store operation service revenue generated from Alibaba Group 3,802 3,838 IT service revenue generated from Pengtai 38 – Store operation service revenue generated from Pengtai 2,604 2,061 Store operation service revenue generated from Signify 4,299 2,051 Store operation service revenue generated from Kewei 938 87 Logistic service revenues collected by Creaway Group 39,221 16,899 Logistic service revenues generated from Creaway Group 1,227 725 Store operation service revenue generated from Aaoxue – 1,039 Store operation service revenue generated from Benwei 2,264 2,637 Store operation service revenue generated from Mansen – 248 Warehousing service revenue generated from Signify 34 – Others 752 330 67,994 63,455 Service fees: Marketing and platform service fees paid to Alibaba Group 343,671 148,415 Logistic service fees paid to Alibaba Group 28,937 21,659 Outsourcing labor cost paid to Juxi 1,451 4,329 Marketing and platform service fees paid to Kewei 24,110 12,002 Marketing and platform service fees paid to Benwei – 795 Marketing and platform service fees paid to Baichen 456 48 Logistic service expenses advanced by Creaway Group 12,326 794 Logistic service expenses paid to Creaway Group 1,733 2,152 Logistic service expenses paid to BBD – 718 IT service fees paid to Alibaba Group 4,690 5,182 Others 136 19 417,510 196,113

BAOZUN INC. 84 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 19. RELATED PARTY TRANSACTIONS (CONTINUED) (b) The Group had the following balances with its related parties: As of December 31, 2022 June 30, 2023 RMB RMB Amounts due from Alibaba Group (1) 38,405 32,281 Amounts due from Signify (2) 3,648 3,766 Amounts due from Kewei (3) 5,580 12,463 Amounts due from Pengtai 2,002 1,462 Amounts due from Creaway Group 6,906 5,689 Amounts due from BBD 19,110 – Amounts due from Leier 6,300 – Amounts due from Aaoxue 3,222 2,517 Amounts due from Benwei 6,564 8,302 Amounts due from Mansen 1,454 – Amounts due from Seasame – 18,230 Others 79 680 Total amount due from related parties 93,270 85,390 Amounts due to Alibaba Group (1) 21,339 17,314 Amounts due to Juxi (4) 1,507 1,852 Amounts due to Creaway Group 2,935 3,090 Amounts due to BBD 4,151 – Others 502 630 Total amount due to related parties 30,434 22,886 (1) Amounts due from Alibaba Group consisted of receivables of RMB38,405 and RMB32,281 to be collected from Alibaba Group for deposits paid to Alibaba, store operation services and warehousing services provided by the Group as of December 31, 2022 and June 30, 2023, respectively. Amounts due to Alibaba Group consisted of payables of RMB21,339 and RMB17,314 for logistic, marketing and platform services, and commission fees as of December 31, 2022 and June 30, 2023, respectively. (2) Amounts due from Signify consisted of the receivables for store operation services, warehousing services and IT services provided by the Group. (3) Amounts due from Kewei consisted of the receivables for store operation services provided by the Group and the advance payment made by the Group to support its operating. (4) Amounts due to Juxi consisted of the payables for outsourcing labor cost provided to the Group.

BAOZUN INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023
(All amounts in thousands, except for share and per share data)

20. COMMITMENTS

The Group has leases commitment, please refer to Note 15.

21. SHARE-BASED COMPENSATION

Share incentive plan

From 2010 to 2015, the Group granted 24,731,467 share options, in aggregate, under the Share Incentive Plan. As of December 31, 2019, all the options had been vested and the relating share compensation expense had been recognized in the condensed consolidated statement of operations.

No share options were granted during the six months ended June 30,2022 and 2023.

Share options

A summary of option activities during the six months ended June 30, 2023 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options	Weighted Average Grant-Date Fair Value
		RMB		RMB	USD
Outstanding, as of January 1, 2023	1,887,470	0.5	1.7	22,098	2.15
Forfeited	–	–	–	–	–
Exercised	(4,644)	–	–	–	0.96
Outstanding, as of June 30, 2023	1,882,826	0.5	1.2	17,301	2.15
Vested and expected to vest as of June 30, 2023	1,882,826	0.5	1.2	17,301	2.15
Exercisable as of June 30, 2023	1,882,826	0.5	1.2	17,301	2.15

The aggregate intrinsic value of options exercised during the six months ended June 30, 2023 was RMB38.

Interim Report 2023 85

BAOZUN INC. 86 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 21. SHARE-BASED COMPENSATION (CONTINUED) Restricted share units Under the 2015 Plan, the Group granted 3,507,087 restricted share units to certain employees and senior management in 2021, which vest immediately or over 1 to 4 years. On November 1, 2022, the Group adopted our 2022 Plan, the 2015 Plan was terminated and replaced by the 2022 Plan, the Group granted 7,099,416 restricted share units to certain employees and senior management in 2022, which vest immediately, or over a period from 3 months to 4years. A summary of the restricted share units activities under the 2022 Plan during the six months ended June 30, 2023 is presented below: Number of restricted share units Weighted-Average Grant-Date Fair Value RMB Outstanding and unvested, as of December 31, 2022 6,595,577 31.68 Granted 5,330,394 12.46 Vested (1,576,875) 47.66 Forfeited (247,443) 27.95 Outstanding and unvested, as of June 30, 2023 10,101,653 19.14 The fair value of restricted share units granted was determined based on the fair value of the Company’s ordinary shares on the grant date. As of June 30, 2023, there was RMB145,795 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 1.83 years. The Group recorded compensation expenses of RMB94,862 and RMB49,367 for both share options and restricted share units for the six months ended June 30,2022 and 2023, respectively, which were classified in the accompanying condensed consolidated statement of operations as follows: For the six months ended June 30, 2022 2023 RMB RMB Fulfillment 10,105 2,724 Sales and marketing 41,196 18,322 Technology and content 15,803 5,055 General and administrative 27,758 23,266 94,862 49,367

BAOZUN INC. Interim Report 2023 87 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 22. EMPLOYEE BENEFIT PLANS The Group’s PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB171,521 and RMB194,437 for the six months ended June 30,2022 and 2023, respectively, for such benefits. 23. SEGMENT INFORMATION (a) Description of segments Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is identified as the chief executive officer. The CODM regularly reviews the operation data, segment profits and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. After the acquisition of GAP Shanghai, being the first brand brought into Brand Management starting from February 1, 2023, the Group updated its operating segments structure into two operating segments, which are (i) E-Commerce; (ii) Brand Management, in the purpose of better reflecting the business developments. The prior segment data has been restated when an operating segment is identified as a new reportable segment in the current period. The following summary describes the operations in each of the Group’s operating segment: (i) E-Commerce focuses on Baozun traditional business and comprises two business line, BEC (Baozun E-Commerce) and BZI (Baozun International). a> BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing. b> BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe. (ii) Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands.

BAOZUN INC. 88 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 23. SEGMENT INFORMATION (CONTINUED) (b) Segments data The table below provides a summary of the Group’s reportable segment results for the six months ended June 30, 2022 and 2023, with prior periods’ segment information retrospectively recast to conform to current period presentation: For the six months ended June 30, 2022 2023 RMB RMB Net revenues: E-Commerce 4,106,195 3,716,773 Brand Management – 513,421 Inter-segment eliminations* – (22,237) Total consolidated net revenues 4,106,195 4,207,957 **Adjusted Operating Profits (Losses): E-Commerce 51,917 86,100 Brand Management – (95,037) Total Adjusted Operating Profits (Losses) 51,917 (8,937) Inter-segment eliminations * – – Unallocated expenses: Share-based compensation expenses (94,862) (49,367) Amortization of intangible assets resulting from business acquisition (21,580) (16,053) Acquisition-related expenses – (2,709) Total other expenses (129,052) (14,679) Loss before income tax (193,577) (91,745) * The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management. ** Adjusted Operating Profits (Losses) represent segment profits (losses). The reconciliation from Adjusted Operating Profits (Losses) to the Loss before income tax for the periods has been presented in the table above. The Group’s Chief Operating Decision Maker does not evaluate the performance of the Group’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

BAOZUN INC. Interim Report 2023 89 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 23. SEGMENT INFORMATION (CONTINUED) (b) Segments data (Continued) Geographic Area Information Geographic revenue information is based on the location of our customer operates. As the Group’s revenues are mainly located in the PRC and the Group revenues derived from within the PRC are RMB4,104,572 and RMB4,205,853 for the six months ended 2022 and 2023, respectively. 24. DIVIDEND The Board did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2022 and 2023. 25. SUBSEQUENT EVENT As of August 2023, the Company and ABG Hunter LLC, a subsidiary of Authentic Brands Group, a global brand development, marketing and entertainment platform, have entered into a non-legally binding term sheet (“JV TS”), for the Company’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia. The completion of the proposed transaction under the JV TS is still subject to the conclusion and signing of definitive agreements by the respective parties and the fulfilment of customary closing conditions contained therein.

BAOZUN INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023
(All amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

As the Company's ordinary shares are dual listed in the United States and Hong Kong, the Hong Kong Stock Exchange requires that the Company to prepare and include a reconciliation statement as part of its interim reporting, disclosing material differences between the Group's financial statements prepared under USGAAP and International Financial Reporting Standards ("IFRS"). The reconciliation between US GAAP and IFRS for the interim financial statements as of and for the six months ended June 30, 2023, are presented as below:

Reconciliation of condensed consolidated statement of operations and comprehensive Income and balance sheet:

For the six months ended June 30, 2023

Reconciliation of Condensed Consolidated Statement of Operations and Comprehensive Income	Amounts as reported under US GAAP RMB	Share-based compensation (Note(i)) RMB	Operating leases (Note(ii)) RMB	Classification and measurement of RNCI (Note(iii)) RMB	Issuance Cost (Note(iv)) RMB	Investments measured at fair value (Note(v)) RMB	Amounts as reported under IFRS RMB
Operating expenses:							
Fulfillment	(1,226,281)	(536)	16,011	-	-	-	(1,210,806)
Sales and marketing	(1,299,127)	840	1,419	-	-	-	(1,296,868)
Technology and content	(244,033)	89	-	-	-	-	(243,944)
General and administrative	(412,730)	(2,985)	10,837	-	-	-	(404,878)
Total operating expenses	(4,285,023)	(2,592)	28,267	-	-	-	(4,259,348)
Other income (expenses):							
Interest expense	(20,718)	-	(35,788)	-	-	-	(56,506)
Fair value change of financial instruments	-	-	-	(304,768)	-	-	(304,768)
Fair value changes on investments measured at fair value through profit or loss	-	-	-	-	-	1,004	1,004
Net Loss[1]	(91,194)	(2,592)	(7,521)	(304,768)	-	1,004	(405,071)
Net income attributable to redeemable non-controlling interests	(17,172)	-	-	17,172	-	-	-
Net loss attributable to noncontrolling interests	4,791	-	-	-	-	-	4,791
Net loss attributable to ordinary shareholders of Baozun Inc.	(103,575)	(2,592)	(7,521)	(287,596)	-	1,004	(400,280)
Other comprehensive income, net of tax of nil:							
Foreign currency translation adjustment	31,726	-	12	-	-	-	31,738
Comprehensive loss	(59,468)	(2,592)	(7,509)	(304,768)	-	1,004	(373,333)
Total comprehensive income attributable to redeemable non-controlling interests	(17,172)	-	-	17,172	-	-	-
Total comprehensive income (loss) attributable to ordinary shareholders of Baozun Inc.	(71,849)	(2,592)	(7,509)	(287,596)	-	1,004	(368,542)
Reconciliation of Condensed Consolidated Balance Sheet							
Operating lease right-of-use assets	1,122,118	-	(62,573)	-	-	-	1,059,545
Financial assets at fair value through profit or loss	-	-	-	-	-	-	-
Investments in equity investees	303,505	-	-	-	-	1,004	304,509
TOTAL ASSETS	10,280,765	-	(62,573)	-	-	1,004	10,219,196
Accrued expenses and other current liabilities	1,096,165	-	-	-	-	-	1,096,165
Financial liabilities at fair value through profit or loss	-	-	-	1,760,022	-	-	1,760,022
TOTAL LIABILITIES	4,622,410	-	-	1,760,022	-	-	6,382,432
Redeemable non-controlling interests	1,455,254	-	-	(1,455,254)	-	-	-
Additional paid-in capital	4,336,480	35,108	-	-	35,652	-	4,407,240
Retained earnings (accumulated deficit)	(331,740)	(35,108)	(62,585)	(304,768)	(35,652)	1,004	(768,849)
Accumulated other comprehensive income	47,404	-	12	-	-	-	47,416
Total Baozun Inc. shareholders' equity	4,052,245	-	(62,573)	(304,768)	-	1,004	3,685,908
Total equity	4,203,101	-	(62,573)	(304,768)	-	1,004	3,836,764

[1] The tax impact of the above GAAP differences adjustments is immaterial.

90 Interim Report 2023

BAOZUN INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023
(All amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of condensed consolidated statement of operations and comprehensive Income and balance sheet: (Continued)

For the six months ended June 30,2022

Reconciliation of Condensed Consolidated Statement of Operations and Comprehensive Income	Amounts as reported under US GAAP RMB	Share-based compensation (Note(i)) RMB	Operating leases (Note(ii)) RMB	Classification and measurement of RNCI (Note(iii)) RMB	Issuance Cost (Note(iv)) RMB	Investments measured at fair value (Note(v)) RMB	Amounts as reported under IFRS RMB
Operating expenses:							
Fulfillment	(1,354,415)	(218)	15,341	-	-		(1,339,292)
Sales and marketing	(1,284,236)	(4,042)	-	-	-		(1,288,278)
Technology and content	(217,507)	187	-	-	-		(217,320)
General and administrative	(182,278)	(3,930)	10,115	-	-		(176,093)
Total operating expenses	(4,170,720)	(8,003)	25,456		-		(4,153,267)
Other income (expenses):							
Interest expense	(33,546)	-	(34,368)	-	-		(67,914)
Fair value change of financial instruments	-	-	-	(128,515)	-		(128,515)
Fair value changes on investments measured at fair value through profit or loss	-	-	-	-	-	1,757	1,757
Net Loss[2]	(196,942)	(8,003)	(8,912)	(128,515)	-	1,757	(340,615)
Net income attributable to redeemable non-controlling interests	(10,098)	-	-	10,098	-	-	-
Net income attributable to noncontrolling interests	6,877	-	-	-	-	-	6,877
Net loss attributable to ordinary shareholders of Baozun Inc.	(200,163)	(8,003)	(8,912)	(118,417)	-	1,757	(333,738)
Other comprehensive income, net of tax of nil:							
Foreign currency translation adjustment	74,393	-	27	-	-	-	74,420
Comprehensive loss	(122,549)	(8,003)	(8,885)	(128,515)	-	1,757	(266,195)
Total comprehensive income attributable to redeemable non-controlling interests	(10,098)	-	-	10,098	-	-	-
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(125,770)	(8,003)	(8,885)	(118,417)	-	1,757	(259,318)
Reconciliation of condensed consolidated balance sheet							
Operating lease right-of-use assets	847,047	-	(55,045)	-	-	-	792,002
Financial assets at fair value through profit or loss	-	-	-	-	-	-	-
Investments in equity investees	269,693	-	-	-	-	2,682	272,375
TOTAL ASSETS	10,122,470	-	(55,045)	-	-	2,682	10,070,107
Accrued expenses and other current liabilities	1,025,540	-	-	-	-	-	1,025,540
Financial liabilities at fair value through profit or loss	-	-	-	1,629,161	-	-	1,629,161
TOTAL LIABILITIES	4,446,132	-	-	1,629,161	-	-	6,075,293
Redeemable non-controlling interests	1,438,082	-	-	(1,438,082)	-	-	-
Additional paid-in capital	5,129,103	32,515	-	-	35,652	-	5,197,270
Retained earnings	(228,165)	(32,515)	(55,064)	(191,079)	(35,652)	2,682	(539,793)
Accumulated other comprehensive income	15,678	-	19	-	-	-	15,697
Total Baozun Inc. shareholders' equity	4,084,162	-	(55,045)	(191,079)	-	2,682	3,840,720
Total equity	4,238,256	-	(55,045)	(191,079)	-	2,682	3,994,814

2 The tax impact of the above GAAP differences adjustments is immaterial.

Interim Report 2023 91

BAOZUN INC. 92 Interim Report 2023 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30,2022 AND 2023 (All amounts in thousands, except for share and per share data) 26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED) Reconciliation of condensed consolidated statement of operations and comprehensive Income and balance sheet: (Continued) Notes: (i) Share-based compensation Under U.S. GAAP, the Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting and with only service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the options that are vested at that date. Under IFRS, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting. (ii) Operating leases As a lessee, the Group recognized a lease liability based on the present value of the total remaining lease payments, and a corresponding right of use asset under U.S. GAAP. The Group subsequently recognize an operating lease expense on straight line basis over the lease term as one single item within each expense category that the leases are allocated to. IFRS requires entities to present interest expense on the lease liability and depreciation on the right of use assets separately in the statement of operations. The combination of a straight-line depreciation of the right-of-use asset and the effective interest rate method applied to the lease liability will result in a higher total charge to profit or loss in the initial years of the lease terms, and a decreasing expense during the latter years of the lease terms. (iii) Classification and measurement of Redeemable non-controlling interests (“RNCI”) Under U.S. GAAP, RNCI represents non-controlling interests in subsidiary held by third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified as mezzanine equity in the “redeemable non-controlling interest” section of the condensed consolidated balance sheet, outside of shareholders’ equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810 consolidation (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. Changes in the RNCI amount are recognized in retained earnings immediately as they occur. Under IFRS, redeemable non-controlling interests are required to be designated as financial liabilities at fair value through profit or loss which are initially recognized at fair value with subsequent changes in fair value to be recognized in profit or loss. (iv) Issuance Cost Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities (“issuance costs”) may be deferred and capitalized against the gross proceeds of the offering. Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead. (v) Investment Under U.S. GAAP, the Company elected to measure an investment in equity security without a readily determinable fair value that does not qualify equity method of accounting or not qualify for the practical expedient to estimate fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Under IFRS, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL).